SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2007

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Braskem S.A.
Quarterly financial information
as of June 30, 2007

(A free translation of the original report in Portuguese as published in Brazil containing Interim Financial Information prepared in accordance with accounting practices adopted in Brazil and rules of the Brazilian Securities Commission – CVM)

Braskem S.A.
ITR – Quarterly Financial Information – Base Date 06/30/2007

Independent Auditors’ Special Review Report

To
The Shareholders and Directors
Braskem S.A.
Camaçari - BA

1.
We have conducted a special review of the Quarterly Financial Information of Braskem S.A. and of the Company and its subsidiaries for the quarter and semester ended June 30, 2007, which comprises the balance sheets, the statements of income, the performance report and other relevant information, prepared in accordance with accounting practices adopted in Brazil and rules issued by the Brazilian Securities Commission (CVM). The Quarterly Financial Information of the subsidiaries, Petroflex Indústria e Comércio S.A. as of June 30, 2007 and 2006 and Copesul - Companhia Petroquímica do Sul as of June 30, 2006, and the balance sheets of these subsidiaries were reviewed by other independent auditors, and our review, with respect to the value of the investments and the results from these subsidiaries, is based exclusively on the reports issued by these other auditors.

2.
Our review was performed in accordance with specific rules established by IBRACON (Brazilian Institute of Independent Auditors) and the Federal Accounting Council (CFC), and consisted mainly of: (a) enquiries and discussions with management responsible for the accounting, financial and operational departments of the Company and its subsidiaries, with respect to the main criteria adopted in preparing the Quarterly Financial Information; and (b) a review of the information and subsequent events that had or could have had significant effects on the financial position and operations of the Company and its subsidiaries.

3.
Based on our special review and the special review reports on the Quarterly Financial Information and the reports which were the responsibility of other independent auditors, we are not aware of any material changes that should be made to the aforementioned Quarterly Financial Information for it to be in accordance with accounting practices adopted in Brazil and consistent with the rules issued by the Brazilian Securities Commission, specifically applicable to the preparation of the Quarterly Financial Information.

4.
As reported in note 9(b), the Company has accumulated ICMS credits from previous years, arising mainly from the differences between the tax rates applicable to purchases and products sold, domestic shipments that receive incentives with deferment of taxation, and exports. The realization of these tax credits depends on successfully implementing management’s plans as described in this note to the accompanying Quarterly Financial Information. The Quarterly Financial Information as of June 30, 2007, does not include any adjustments related to the recovery of these tax credits given the existing uncertainty.

5.
As mentioned in Note 17(c), in relation to the discussion with respect to the constitutionality of Law 7689/88, the Company and its merged companies OPP Química, Trikem and Polialden filed a civil action for the nonpayment of the Social Contribution on Income (CSL), and a final unappealable decision was handed down in favor of the Companies. However, the Federal Government filed a rescissory action for the decision handed down in favor of the Company, Trikem and Polialden on the grounds that, subsequent to the decision, the plenary session of the Federal Supreme Court (STF) had declared the constitutionality of this contribution, except for the year 1988. In the case of OPP Química, the Federal Government did not file a rescissory action, therefore, legally, the first final unappealable decision remains valid. The rescissory action is awaiting the judgment of a series of appeals that require appreciation of the facts by the Superior Court of Justice (STJ) and the Federal Supreme Court (STF). Although the outcome of the rescissory action and the suspension of the demandability of these debits are pending, the Federal Revenue Department has drawn up notices of infraction against the Company and its merged companies, against which administrative defenses have been presented. Management, based on the opinion of its legal advisors, who assessed the prospects of loss as possible, believe that (i) it should be able to obtain success in its pleading for maintenance of nonpayment and; (ii) in the event of loss of the rescissory action, the decision would not be able to have retroactive effects since the year the law came into effect. Accordingly, a provision for possible unfavorable outcomes of the notices of infraction, as well as for the years still not inspected by the Federal Revenue Department, was not recorded for the purposes of preparing the Quarterly Financial Information. In the hypothesis of the retroactive effects being legally established, contravening the express understanding in opinions of the Companies legal counsel, Management has assessed the possibility of a fine not being imposed. Accordingly, the updated amount, without a fine, would be approximately R$ 769,000 thousand.

6.
As reported in note 9(a), OPP Química S.A., incorporated by the Company in 2003, based on a decision taken by the Federal Supreme Court (STF), has recognized in its accounting records Excise Tax (IPI) credits of R$ 1,030,125 thousand, which were offset against IPI due and other federal taxes. Although this decision was the object of an appeal by the National Treasury, pending judgment by the 2nd panel of judges of the Federal Supreme Court (STF), and despite the assessments drafted against the Company, management, based on the opinion of its legal advisors, considers the chances of a successful outcome as probable and, consequently, no provision has been recorded in the Quarterly Financial Information for the quarter and semester ended June 30, 2007.

7.
As reported in Notes 11, 12 and 13, the Company and certain subsidiaries recorded goodwill on the acquisition of investments, based on the added value of the assets and future profitability of the companies invested in, and this goodwill is being amortized over the realization period stated in the appraisal reports. Maintaining this goodwill in the accounting records is dependent upon realizing the assumptions used for forecasting the cash flows, income and expenses.

8.
The balance sheet and the statement of income for the quarter ended March 31, 2007, presented for comparison purposes, was reviewed by us, and we issued an unqualified special review report dated April 26, 2007. The statements of income for the quarter and semester ended June 30, 2006, presented for comparison purposes, were examined by other independent auditors, who issued their unqualified special review report, dated July 27, 2007, which included paragraphs of emphasis on the issues reported in paragraphs 6 and 7 above and regarding the fact that the Company and its subsidiaries are involved in legal processes disputing the validity of Clause Four of the Collective Workers’ Agreement of SINQUÍMICA.

9.
Our reviewed was conducted to enable us to issue a report on the special review of the Quarterly Financial Information referred to in the first paragraph. The statements of cash flows of Braskem S.A. and of the Company and its subsidiaries for the semester ended June 30, 2007, provides supplementary information to this Quarterly Financial Information, which is not required according to accounting practices adopted in Brazil and is presented to enable additional analyses. This additional information was submitted to the same review procedures applied to the Quarterly Financial Information and we are not aware of any material changes that should be made for this information to be in accordance with accounting practices in Brazil and consistent with the rules issued by the Brazilian Securities Commission.

August 3, 2007

KPMG Auditores Independentes
CRC 2SP014428/O-6-S-BA

Anselmo Neves Macedo
Accountant CRC 1SP160482/O-6-S-BA

BALANCE SHEET - ASSETS – PARENT COMPANY (in thousands of Reais)
Account	Description	Jun/07	Mar/07
1	Total assets	15,991,189	15,755,834
1.01	Current assets	4,401,901	4,927,066
1.01.01	Cash and cash equivalents	1,212,402	1,987,502
1.01.01.01	Cash and cash equivalents	1,003,807	1,464,788
1.01.01.02	Marketable securities	208,595	522,714
1.01.02	Credits	1,685,781	1,477,420
1.01.02.01	Trade accounts receivable	1,195,726	986,588
1.01.02.02	Others credits	490,055	490,832
1.01.02.02.01	Taxes recoverable	282,079	287,619
1.01.02.02.02	Deferred income and social contribution taxes	36,725	19,573
1.01.02.02.03	Dividends and interest on shareholders’ equity	2,000	2,000
1.01.02.02.04	Prepaid expenses	56,246	64,232
1.01.02.02.05	Other accounts receivable	113,005	117,408
1.01.03	Inventories	1,503,718	1,462,144
1.02	Noncurrent assets	11,589,288	10,828,768
1.02.01	Long-term receivables	1,859,922	1,526,740
1.02.01.01	Others credits	1,741,311	1,163,463
1.02.01.01.01	Marketable securities	304,785	16,437
1.02.01.01.02	Trade accounts receivable	41,324	45,625
1.02.01.01.03	Taxes recoverable	904,006	684,216
1.02.01.01.04	Deferred income and social contribution taxes	390,965	353,849
1.02.01.01.05	Deposits in court and compulsory loans	100,231	63,336
1.02.01.02	Related parties	46,557	294,491
1.02.01.02.01	Associated and related companies	135	135
1.02.01.02.02	Subsidiaries	3,929	252,758
1.02.01.02.03	Other related parties	42,493	41,598
1.02.01.03	Other	72,054	68,786
1.02.01.03.01	Inventories	24,731	22,780
1.02.01.03.02	Other	47,323	46,006
1.02.02	Permanent assets	9,729,366	9,302,028
1.02.02.01	Investments	1,794,589	1,905,281
1.02.02.01.01	Investments in associated companies	24,411	23,820
1.02.02.01.03	Investments in subsidiaries	944,036	1,350,700
1.02.02.01.04	Interest in subsidiaries - goodwill	145,375	522,394
1.02.02.01.05	Other investments	8,384	8,367
1.02.02.01.06	Advances for acquisition of investments	672,383	-
1.02.02.02	Property, plant and equipment	6,279,402	6,034,271
1.02.02.03	Intangible assets	121,540	127,043
1.02.02.04	Deferred charges	1,533,835	1,235,433

BALANCE SHEETS – LIABILITIES AND SHAREHOLDERS’ EQUITY – PARENT COMPANY (in thousands of Reais)
Account	Description	Jun/07	Mar/07
2	Total liabilities	15,991,189	15,755,834
2.01	Current liabilities	3,159,663	5,296,232
2.01.01	Loans and financing	252,064	667,046
2.01.02	Debentures	23,377	1,187,211
2.01.03	Accounts payable to suppliers	2,284,799	2,839,607
2.01.04	Taxes and contributions payable	210,954	97,566
2.01.04.01	Income tax	5,451	4,528
2.01.04.02	Other tax and contributions	205,503	93,038
2.01.05	Dividends payable	3,848	40,217
2.01.08	Other	384,621	464,585
2.01.08.01	Salaries and social charges	120,606	173,694
2.01.08.03	Other provisions and accounts payable	264,015	290,891
2.02	Noncurrent liabilities	6,904,430	5,892,398
2.02.01	Long-term liabilities	6,885,668	5,872,487
2.02.01.01	Loans and financing	4,618,742	3,477,516
2.02.01.02	Debentures	800,000	950,000
2.02.01.04	Related parties	23,076	11,817
2.02.01.06	Other	1,443,850	1,433,154
2.02.01.06.01	Taxes and contributions payable	1,291,405	1,298,214
2.02.01.06.02	Suppliers	22,731	21,043
2.02.01.06.03	Long-term incentives	4,360	1,845
2.02.01.06.04	Deferred income and social contribution taxes	7,641	7,788
2.02.01.06.05	Pension plan and benefits for employees	40,943	40,943
2.02.01.06.06	Other accounts payable	76,770	63,321
2.02.02	Deferred income	18,762	19,911
2.04	Shareholders’ equity	5,927,096	4,567,204
2.04.01	Capital	3,527,429	3,508,272
2.04.02	Capital reserves	436,184	419,361
2.04.02.01	Tax incentives	435,627	418,804
2.04.02.02	Other reserves	557	557
2.04.04	Profit reserves	480,691	530,592
2.04.04.01	Legal reserve	72,811	72,811
2.04.04.02	Profit retention for expansion	652,336	652,336
2.04.04.03	Other revenue reserves	(244,456)	(194,555)
2.04.04.03.01	Treasury shares	(244,456)	(194,555)
2.04.05	Retained earnings	378,657	108,979
2.04.06	Advances for future capital increase	1,104,135	-

INCOME STATEMENT – PARENT COMPANY (in thousands of reais)
Account code	Account description	2nd Quarter 04/01/2007 to 06/30/2007	Semester 01/01/2007 to 06/30/2007	2nd quarter 04/01/2006 to 06/30/2006	Semester 01/01/2006 to 06/30/2006
3.01	Revenues	3,970,800	7,664,666	3,475,908	6,782,753
3.01.01	Domestic market sales	3,109,584	6,112,265	2,891,520	5,748,713
3.01.02	Foreign market sales	861,216	1,552,401	584,388	1,034,040
3.02	Sales taxes, freights and returns	(872,172)	(1,722,724)	(855,135)	(1,644,229)
3.03	Net revenue	3,098,628	5,941,942	2,620,773	5,138,524
3.04	Cost of goods sold and services rendered	(2,582,880)	(4,905,064)	(2,364,819)	(4,543,999)
3.05	Gross profit	515,748	1,036,878	255,954	594,525
3.06	Operating (expenses) income	(248,285)	(637,174)	(432,388)	(620,659)
3.06.01	Selling expenses	(89,455)	(202,887)	(56,842)	(121,564)
3.06.02	General and administrative expenses	(146,127)	(262,466)	(117,526)	(217,293)
3.06.02.01	General and administrative expenses	(144,401)	(258,125)	(115,440)	(213,871)
3.06.02.02	Management remuneration	(1,726)	(4,341)	(2,086)	(3,422)
3.06.03	Financial (expenses) income	(39,533)	(133,607)	(225,015)	(290,496)
3.06.03.01	Financial income	(65,760)	(86,511)	51,506	(11,518)
3.06.03.02	Financial expenses	26,227	(47,096)	(276,521)	(278,978)
3.06.04	Other operating income	122,409	135,595	20,096	166,448
3.06.05	Other operating expenses	(131,935)	(243,276)	(103,288)	(245,313)
3.06.05.01	Depreciation and amortization	(113,190)	(210,674)	(97,266)	(184,157)
3.06.05.02	Other operating expenses	(18,745)	(32,602)	(6,022)	(61,156)
3.06.06	Equity in income of subsidiaries and associated companies	36,356	69,467	50,187	87,559
3.06.06.01	Equity in income of subsidiaries and associated companies	55,726	115,113	20,544	88,992
3.06.06.02	Amortization of (goodwill) and negative goodwill, net	(15,935)	(39,582)	25,052	(14,354)
3.06.06.03	Exchange variation	(3,568)	(6,147)	(729)	4,161
3.06.06.04	Reversal of provision for loss in subsidiaries			3,029	6,469
3.06.06.05	Other	133	83	2,291	2,291
3.07	Operating profit	267,463	399,704	(176,434)	(26,134)
3.08	Non-operating income (expenses), net	(22,759)	(23,686)	2,378	2,401
3.08.01	Non-operating income	121	209	2,378	2,401
3.08.02	Non-operating expenses	(22,880)	(23,895)
3.09	Net income (losses) before income and social contribution taxes	244,704	376,018	(174,056)	(23,733)
3.10	Income tax and social contribution taxes	(17,726)	(32,968)	14,346	(89)
3.11	Deferred income and social contribution taxes	42,700	35,607	102,066	85,925
3.15	Net income (loss) for the period	269,678	378,657	(57,644)	62,103

	2nd quarter	Semester	2nd quarter	Semester
	04/01/2007 to	01/01/2007 to	04/01/2006 to	01/01/2006 to
Income/loss per share	06/30/2007	06/30/2007	06/30/2006	06/30/2006

Number of shares ex-treasury at the end of
the period (thousand)	355,342	355,342	365,932	365,932

Net income per share (reais)	0.75893	1.06561		1.16971

Loss per share (reais)	-	-	(0.15753)	-

BALANCE SHEET - ASSETS – CONSOLIDATED (in thousands of Reais)
Account	Description	Jun/07	Mar/07
1	Total assets	19,931,717	15,850,565
1.01	Current assets	7,121,762	5,526,988
1.01.01	Cash and cash equivalents	2,086,887	1,773,417
1.01.01.01	Cash and cash equivalents	1,920,301	1,655,731
1.01.01.02	Marketable securities	166,586	117,686
1.01.02	Credits	2,660,331	1,928,971
1.01.02.01	Trade accounts receivable	1,831,391	1,351,551
1.01.02.02	Sundry credits	828,940	577,420
1.01.02.02.01	Taxes recoverable	535,559	355,125
1.01.02.02.02	Deferred income tax and social contribution taxes	63,686	21,359
1.01.02.02.03	Dividends and interest on shareholders’ equity	2,000	2,000
1.01.02.02.04	Prepaid expenses	78,869	72,761
1.01.02.02.05	Other accounts receivable	148,826	126,175
1.01.03	Inventories	2,374,544	1,824,600
1.01.03.01	Finished products	1,171,730	970,096
1.01.03.02	Raw materials, production inputs and other	678,482	395,277
1.01.03.03	Maintenance materials	424,096	321,071
1.01.03.04	Advances to suppliers	45,750	114,069
1.01.03.05	Imports in transit and other	69,313	38,914
1.01.03.06	Provision for adjustment to realizable value	(14,827)	(14,827)
1.02	Noncurrent assets	12,809,955	10,323,577
1.02.01	Long-term receivables	1,997,211	1,587,377
1.02.01.01	Sundry credits	1,760,165	1,467,345
1.02.01.01.01	Marketable securities	2,390	1,741
1.02.01.01.02	Trade accounts receivable	41,827	45,625
1.02.01.01.03	Taxes recoverable	1,045,202	965,580
1.02.01.01.04	Deferred income tax and social contribution taxes	544,152	373,220
1.02.01.01.05	Deposits in court and compulsory loans	126,594	81,179
1.02.01.02	Related parties	85,122	41,661
1.02.01.02.01	Other related parties	85,122	41,661
1.02.01.03	Other	151,924	78,371
1.02.01.03.01	Inventories	24,731	22,780
1.02.01.03.02	Other	127,193	55,591
1.02.02	Permanent assets	10,812,744	8,736,200
1.02.02.01	Investments	616,497	45,950
1.02.02.01.01	Associated companies	25,003	24,402
1.02.02.01.02	Subsidiaries	6,712	8,865
1.02.02.01.04	Other investments	13,487	12,683
1.02.02.01.05	Advances for acquisition of investments	571,295	-

BALANCE SHEET – ASSETS – CONSOLIDATED (in thousands of Reais)
Account	Description	Jun/07	Mar/07
1.02.02.02	Property, plant and equipment	8,127,516	6,774,798
1.02.02.02.01	Land	80,173	52,984
1.02.02.02.02	Buildings and improvements	1,300,288	1,053,193
1.02.02.02.03	Machinery, equipment and facilities	12,940,813	9,177,173
1.02.02.02.04	Mines and wells	28,519	28,519
1.02.02.02.05	Furniture and fixture	77,220	60,558
1.02.02.02.06	IT equipment	142,073	89,987
1.02.02.02.07	Ongoing maintenance stoppages	123,519	64,654
1.02.02.02.08	Construction in progress	1,316,014	1,627,915
1.02.02.02.09	Other	312,330	213,707
1.02.02.02.10	Accumulated depreciation	(8,193,433)	(5,593,892)
1.02.02.03	Intangible assets	126,140	125,372
1.02.02.03.01	Trademarks and patents	798	715
1.02.02.03.02	Technology	54,865	45,806
1.02.02.03.03	Rights of use	141,444	136,986
1.02.02.03.04	Accumulated amortization	(70,967)	(58,135)
1.02.02.04	Deferred charges	1,942,591	1,790,080
1.02.02.04.01	Expenses for system implementation	422,559	314,781
1.02.02.04.02	Expenses for structured transactions	353,496	356,014
1.02.02.04.03	Goodwill of merged/consolidated investments	2,601,023	2,368,084
1.02.02.04.04	Research and development	136,071	91,766
1.02.02.04.05	Pre-operating and other expenses	40,299	40,276
1.02.02.04.06	Accumulated amortization	(1,610,857)	(1,380,841)

BALANCE SHEET – LIABILITIES AND SHAREHOLDERS’ EQUITY – CONSOLIDATED (in thousands of Reais)
Account	Description	Jun/07	Mar/07
2	Total liabilities	19,931,717	15,850,565
2.01	Current liabilities	5,308,563	5,459,540
2.01.01	Loans and financing	1,400,843	657,358
2.01.02	Debentures	109,674	1,188,571
2.01.03	Accounts payable to suppliers	2,790,279	2,913,179
2.01.04	Taxes and contributions payable	502,323	162,450
2.01.04.01	Income tax	196,222	35,700
2.01.04.02	Other tax and contributions	305,791	126,750
2.01.04.03	Deferred income and social contribution taxes	310	-
2.01.05	Dividends payable	8,159	41,831
2.01.08	Other	497,285	496,151
2.01.08.01	Salaries and social charges	177,436	190,955
2.01.08.02	Other provisions and accounts payable	319,849	305,196
2.02	Noncurrent liabilities	7,451,986	5,939,800
2.02.01	Long-term liabilities	7,423,879	5,910,106
2.02.01.01	Loans and financing	4,960,745	3,422,966
2.02.01.02	Debentures	832,190	982,190
2.02.01.03	Provisions	190	190
2.02.01.03.01	Provision for loss on investments	190	190
2.02.01.04	Related parties	640	709
2.02.01.06	Other	1,630,114	1,504,051
2.02.01.06.01	Taxes and contributions payable	1,361,457	1,331,854
2.02.01.06.02	Suppliers	22,731	21,043
2.02.01.06.03	Long-term incentives	4,360	1,845
2.02.01.06.04	Deferred income/social contribution taxes	56,041	18,153
2.02.01.06.05	Pension plan and benefits for employees	59,455	46,594
2.02.01.06.06	Other accounts payable	126,070	84,562
2.02.02	Deferred income	28,107	29,256
2.03	Intrerests of non-controlling shareholders	1,326,888	21,767
2.04	Shareholders’ equity	5,844,280	4,429,458
2.04.01	Paid-in capital	3,527,429	3,508,272
2.04.02	Capital reserves	436,184	419,361
2.04.04	Profit reserves	392,953	394,965
2.04.04.01	Legal reserve	-	72,811
2.04.04.05	Profit retention for expansion	650,519	577,708
2.04.04.07	Other revenue reserves	(257,566)	(255,554)
2.04.04.07.01	Treasury shares	(257,566)	(255,554)
2.04.05	Retained earnings	383,579	106,860
2.04.06	Advances for future capital increase	1,104,135	-

INCOME STATEMENT – CONSOLIDATED (in thousands of Reais)
Account code	Description	2nd quarter 04/01/2007 to 06/30/2007	Semester 01/01/2007 to 06/30/2007	2nd quarter 04/01/2006 to 06/30/2006	Semester 01/01/2006 to 06/30/2006
3.01	Revenues	6,160,460	10,390,408	4,096,526	7,969,129
3.01.01	Domestic market sales	4,726,334	8,124,833	3,201,346	6,424,606
3.01.02	Foreign market sales	1,434,126	2,265,575	895,180	1,544,523
3.02	Sales taxes, freights and returns	(1,191,773)	(2,131,037)	(908,971)	(1,783,419)
3.03	Net revenue	4,968,687	8,259,371	3,187,555	6,185,710
3.04	Cost of goods sold and services rendered	(4,036,575)	(6,651,732)	(2,805,375)	(5,341,395)
3.05	Gross profit	932,112	1,607,639	382,180	844,315
3.06	Operating (expenses) income	(415,950)	(929,739)	(536,995)	(824,122)
3.06.01	Selling expenses	(127,507)	(265,008)	(88,084)	(162,685)
3.06.02	General and administrative expenses	(205,403)	(339,925)	(140,657)	(257,448)
3.06.02.01	General and administrative expenses	(202,874)	(334,343)	(138,056)	(252,869)
3.06.02.02	Management remuneration	(2,529)	(5,582)	(2,601)	(4,579)
3.06.03	Financial (expenses) income	(59,027)	(171,903)	(265,181)	(349,918)
3.06.03.01	Financial income	(117,592)	(92,298)	102,928	47,639
3.06.03.02	Financial expenses	58,565	(79,605)	(368,109)	(397,557)
3.06.04	Other operating income	153,998	168,653	33,173	183,612
3.06.05	Other operating expenses	(156,311)	(274,892)	(112,096)	(249,917)
3.06.05.01	Depreciation and amortization	(122,333)	(225,460)	(102,796)	(185,300)
3.06.05.02	Other operating expenses	(33,978)	(49,432)	(9,300)	(64,617)
3.06.06	Equity in income of subsidiaries and associated companies	(21,700)	(46,664)	35,850	12,234
3.06.06.01	Equity in the results of investees	915	806	880	(85)
3.06.06.02	Amortization of (goodwill) and negative goodwill, net	(22,118)	(44,792)	26,024	(12,409)
3.06.06.03	Exchange variation	(3,893)	(6,701)	(366)	(218)
3.06.06.04	Reversal/provision for loss on subsidiaries			3,029
3.06.06.05	Tax incentives	605	1,903	4,021	11,443
3.06.06.06	Other	2,791	2,120	2,262	13,503
3.07	Operating profit	516,162	677,900	(154,815)	20,193
3.08	Non-operating income (expense) , net	(21,803)	(23,449)	2,886	1,499
3.08.01	Non-operating income	2,828	3,017	3,045	3,384
3.08.02	Non-operating expenses	(24,631)	(26,466)	(159)	(1,885)
3.09	Net income before income and social contribution taxes	494,359	654,451	(151,929)	21,692
3.10	Income and social contribution taxes	(108,734)	(159,480)	(687)	(40,927)
3.11	Deferred income and social contribution taxes	39,028	36,544	102,032	91,026
3.12	Interests and statutory contributions	(5,119)	(5,119)	(1,414)	(2,828)
3.14	Minority interests	(138,407)	(138,409)	(1,736)	(742)
3.15	Net income (loss) for the period	281,127	387,987	(53,734)	68,221

	2nd quarter	Semester	2nd quarter	Semester
	04/01/2007 to	01/01/2007 to	04/01/2006 to	01/01/2006 to
Net income/ loss per share	06/30/2007	06/30/2007	06/30/2006	06/30/2006

Number of shares ex-treasury at the end of
the period (thousand)	355,342	355,342	365,932	365,932

Net income per share (Reais)	0.79114	1.09187		0.18643

Loss per share (Reais)			(0.,14684)

Notes to the Quarterly Financial Information

Quarter ended June 30, 2007 and 2006

(In thousands of Reais)

1 Operations

(a) Braskem S.A. ("Braskem" or the "Company"), with headquarters at Camaçari - BA, and 14 production units located in the States of Alagoas, Bahia, São Paulo and Rio Grande do Sul, engages in the production of basic petrochemicals such as ethene, propene, benzene, and caprolactam, in addition to gasoline and LPG (cooking gas). The thermoplastic resin segment includes polyethylene, polypropylene, PVC and Polyethylene Teraphtalate ("PET"). The Company also engages in the import and export of chemicals, petrochemicals, fuels, as well as the production and supply of utilities such as steam, water, compressed air and electric power to the companies in the Camaçari Petrochemical Complex in Bahia, and the rendering of services to those companies. The Company also invests in other companies, either as a partner or shareholder.

(b) On May 16, 2007, the Company announced the deactivation of its DMT production unit and the temporary discontinuance of the PET resin production unit, both located at Camaçari - BA.

Braskem will carry on the supply of the PET resin to all its customers through purchase agreements entered into with M&G Polímeros Brasil S.A. The Company will consider the potential resumption of PET production on a new technological route that ensures competitive costs for the polyester chain in Brazil.

(c) Corporate events

Since its inception on August 16, 2002, the Company has undergone a major corporate restructuring process, disclosed to the market through material event notices. The main developments in 2006 and 2007 can be summarized as follows:

• On April 4, 2006, as disclosed in a “Relevant Event”, Braskem acquired 66.04% of the common shares and 15.33% of the preferred capital shares in the capital of Politeno Indústria e Comércio S.A. (“Politeno”). With the acquisition, Braskem now holds 100% of the voting capital and 96.16% of the total capital of Politeno, a company located in the Northeast Petrochemical Complex, with an annual production capacity of 360 thousand tons of polyethylene. The initial amount paid by Braskem was R$ 237,500 thousand, equal to US$ 111,300 thousand.

The final amount to be paid by the Company for the shares acquired will be computed in November 2007, based on Politeno’s average performance over the 18 months subsequent to the execution of the purchase and sale agreement, in accordance with the difference between the prices of polyethylene and ethylene in the Brazilian market, audited by an independent firm appointed by Braskem and the former shareholders. In order to record the commitment to pay for this acquisition, the Company projected the variables that will define the final price of the shares and recognized a provision to supplement the estimated price, stated in current liabilities, under “Other provisions and accounts payable”. The provision is subject to changes on account of the fluctuation of market prices and conditions up to the actual payment date. The sum of this provision and the initial payment would give rise to goodwill of R$ 127,316.

• The Extraordinary General Meeting held on May 31, 2006 approved the merger of Polialden Petroquímica S.A. (“Polialden”) into the Company, based on the book value of shareholders’ equity as of March 31, 2006, in the amount of R$ 289,941. The exchange ratio of Polialden shares for Braskem shares was determined based on the book value of shareholders’ equity of the companies, at market values, as of March 31, 2006, according to appraisal reports issued by independent experts.

In order to encourage shareholders to engage in the exchange, Polialden shares held by third parties were replaced with class “A” preferred capital shares in the Company at the ratio of 33.62 shares in Braskem for each 1,000 shares in Polialden, which corresponds to an increase of 6.76% on the replacement ratio derived from the Appraisal Reports of the Market Value of Shareholders’ Equity, as shown below:

	Braskem	Polialden

Number of shares issued	362,523,521	645,253,380

Book value of shareholders’ equity (in R$)	4,650,559,014.63	289,940,899.44

Value per share based on the book value of shareholders’ equity (in R$)	12.828	0.449

Market value of shareholders’ equity (in R$)	8,202,482,686.96	459,721,902.03

Value per share based on the market value of shareholders’ equity (in R$)	22.626	0.713

Exchange ratio - market value of shareholders’ equity	31.49	1.000

Exchange ratio of replacement of Polialden preferred capital shares with Braskem class “A” preferred capital shares under the merger	33.62	1.000

The equity variations in Polialden determined during the period from the merger base date and the actual merger were taken to the statement of income of the Company, as equity in the earnings. The balance of goodwill as of the merger date, R$ 337,328, justified based on future profitability, was transferred to deferred assets.

Upon the merger of Polialden, the Company capital was increased by R$105,304, through the issue of 7,878,725 class A preferred capital shares, amounting R$ 3,508,272, comprising 123,492,142 common, 246,107,138 class A, and 803,066 class B preferred capital shares.

• The Extraordinary General Meeting held on July 20, 2006 approved a proposal to absorb the net assets spun off from Companhia Alagoas Industrial - CINAL, a wholly-owned subsidiary.

Pursuant to the Valuation Report of CINAL’s Shareholders’ Equity issued by independent experts as of March 31, 2006, the book value of the spun-off assets assigned to Braskem is R$ 58,212. Equity variations between the transaction base date and the spin-off approval date were recognized by the Company as equity in the results. As a result of the spin-off, the capital of CINAL was reduced by R$ 58,212 and 57,657,265 preferred capital shares were cancelled.

• At a meeting held on September 29, 2006, the Board of Directors of the Company approved the formation of an entity in Holland, named Braskem Europe B.V. (“Braskem Europa”), organized as a limited liability company, having the Company as partner holding 100% of the capital.

The Extraordinary General Meeting held on April 2, 2007 approved the merger of Politeno, based on its shareholders’ equity as of December 31, 2006, amounting to R$ 498,983. The exchange ratio of Politeno shares for Braskem shares was determined based on the companies’ shareholders’ equity at book value, in accordance to appraisal reports issued by a specialized firm as of December 31, 2006. In order to maintain the current capital structure at Braskem, comprising 1/3 common and 2/3 preferred capital shares, the conversion of 486,530, class “A” preferred capital shares into common shares was approved. The Company capital was increased by R$ 19,157 to R$ 3,527,429 through the issue of 1,533,670 class “A” preferred capital shares, comprising 123,978,672 common, 247,154,278 class “A” preferred, and 803,066 class “B” preferred capital shares.

• On April 18, 2007, Ultrapar Participações S.A. (“Ultrapar”) for itself and acting as agent for Company e da Petróleo Brasileiro – S.A. - Petrobras, acquired for R$ 2,113,107, the equivalent to 66.2% of common shares and 13.9% of preferred capital shares issued by Refinaria de Petróleo Ipiranga S.A. (“RPI”), 69.2% of common shares and 13.5% of preferred capital shares issued by Distribuidora de Produtos de Petróleo Ipiranga S.A. (“DPPI”), and 3.8% of common shares and 0.4% of preferred capital shares issued by Companhia Brasileira de Petróleo Ipiranga (“CBPI”), held by the controlling shareholders of the Ipiranga Group. Of this amount, the Company and Petrobras paid R$ 1,394,675 under the agency agreement among the parties.

Pursuant to the agreement among Ultrapar, Braskem and Petrobras, the Company now holds the control of petrochemical assets, represented by Ipiranga Química S.A. (“Ipiranga Química), Ipiranga Petroquímica S.A. (“IPQ”) and the latter’s interest in Companhia Petroquímica do Sul (“Copesul”). Assets associated with oil refining operations held by TPI will be shared on equal terms by Petrobras, Ultrapar and Braskem.

Under this same agreement, Ultrapar is responsible for carrying out a corporate reorganization of the acquired companies, with a view to segregating the assets assigned to each acquiring company. The stages of this process include:

a) Tag-along Public Tender Offer for the acquisition of the common shares issued by RPI, DPPI, CBPI and IPQ;

b) Absorption by Ultrapar of shares issued by RPI, DPPI and CBPI;

c) Segregation of assets, as follows: (i) reduction in the capital of RPI and CBPI, in order to transfer the petrochemical assets directly to Ultrapar, to be subsequently delivered to Braskem and Petrobras, in accordance with the agency agreement, and (ii) spin-off of CBPI in order to transfer the Northern Distribution Assets to a subsidiary of Petrobras.

In April 2007, Braskem and Copesul disclosed in a Relevant Event notice that a Public Tender Offer for the acquisition of shares and ensuing delisting of Copesul had been filed with CVM. The shares will be acquired through the subsidiary EDSP58 Participações S.A. (“EDSP58”), together with Unibanco – União de Bancos Brasileiros S.A., acting as intermediary institution. The public tender offer complies with the provisions of art. 4, paragraph 4 of Law 6404/76 and CVM Instruction 361/02. The disclosure of the Public Tender Offer - OPA Notice for delisting is pending release by CVM.

• On April 30, 2007, Braskem acquired 3.11% and 1.06% of quotas in TEGAL – Terminal de Gases Ltda. (“Tegal”), owned by Oxiteno Nordeste S.A. Indústria e Comércio and Dow Brasil Nordeste Industrial Ltda., respectively. Following the acquisition, Braskem holds 100% of the capital of Tegal, a company located in the Aratu Port, at Camaçari – BA, that engages in the provision of its own or third-party services for the storage and movement of liquefied gases.
The amount paid by Braskem was R$ 1,105, giving rise to goodwill justified by other economic reasons of R$ 498, fully taken to income, in accordance with CVM Instruction 247/96.

• The Extraordinary General Meeting held on July 31 2007 approved the merger of Tegal, based on its shareholders’ equity as of May 31, 2007, in the amount of R$ 12,926. The equity variations from May 31, 2007 and the merger date will be recognized by Braskem as equity in income of subsidiaries and associated companies.

• On June 28, 2007, Braskem’s indirect subsidiary EDSP67 Participações S.A. acquired 100% of the outstanding shares in IPQ, representing 7.61% of its total capital. As a result of this acquisition, CVM approved on July 18, 2007, the delisting request of IPQ.

The Company and its subsidiaries, as participants in the corporate restructuring process, may be affected by economic and/or corporate aspects as a result of the outcome of this process.

(d) Administrative Council for Economic Defense - CADE

• Acquisition of Politeno

On July 19, 2006, CADE approved, by unanimous vote, the acquisition of Politeno by the Company (Note 1(c)), on the grounds that the relevant market for the petrochemical industry has international scope and therefore the transaction does not represent a threat to competition.

• Acquisition of Ipiranga

On April 25, 2007, the Company and CADE entered into the Agreement to Preserve the Reversibility of Transaction– APRO, whereby Braskem undertakes to maintain the normal conditions of free competition in the polyethylene and polypropylene markets prevalent before April 18, 2007, refraining to take the following actions with respect to the petrochemical assets of the Ipiranga Group, until a final sentence on the transaction is issued:

• Any changes in the corporate nature that would imply a change in control;

• Substantial changes in its physical facilities, and assignment or waiver or rights and duties with respect to its assets, including trademarks, patents and the portfolio of customers and raw material suppliers;

• Discontinue the use of trademarks and products, except for the provisions of the Investment Agreement, thus maintaining the offer of Ipiranga product lines;

• Substantial changes in the distribution and marketing structures, logistics and practices;

• Substantial changes in the companies that would imply lay-offs and reassignment of personnel among the different production, distribution, marketing and research units, whenever that such actions could be characterized as a combination of the companies;

• Interrupting, with cause and in the sole discretion of CADE, investment projects which have been previously approved by the Board of Directors, in all activity sectors of the acquired company, as well as the implementation of its sales plans and targets.

With regard to Copesul, CADE expressed no objections to the transaction, considering that the Company and Petrobras will maintain the current conditions as controlling and minority shareholders, respectively, prevailing prior to April 18, 2007, under the Shareholders’ Agreement in effect.

The agreement may be reviewed at any time, by CADE or at the request of the companies if, in the discretion of CADE’s full board, they are able to proof that the reasons that gave rise to the agreement are no longer present.

(e) Corporate governance

Braskem enrolled in Level 1 of the Differentiated Corporate Governance on the Bovespa, which mainly commits the Company to improvements in providing information to the market and in the dispersion of shareholdings. The Company intends to reach Level 2 of Bovespa's Corporate Governance in due time in the near future.

2 Presentation of Financial Statements

The individual and consolidated Quarterly Financial Information was prepared in accordance with the accounting practices adopted in Brazil and also in compliance with the rules and procedures determined by the Brazilian Securities Exchange Commission – CVM, Brazilian Institute of Independent Auditors – IBRACON, and Federal Accounting Council - CFC.

The explanatory notes refer only to the individual Quarterly Financial Information.

The comparative review of financial statements at June 30 and March 31 2007 includes the merger of Politeno Politeno (Note 1(c)) that took place on April 2, 2007. The balance sheet and income statement of this subsidiary as of March 31, 2007 are presented below:

Assets		Liabilities and shareholders’ equity

Current assets		Current liabilities
Cash and cash equivalents	5,643	Accounts payable to suppliers	8,425
Trade accounts receivable	191,977	Financing	11,045
Inventories	95,066	Salaries and social charges	4,908
Taxes recoverable	15,270	Taxes and contributions payable	12,111
Prepaid expenses	3,330	Other accounts payable	1,345

	311,286		37,834

Long-term receivables		Long-term liabilities
Taxes recoverable	235,303	Parent company and subsidiary	258,840
Deferred income and social contribution taxes	11,715	Other accounts payable	6,334
Other accounts receivable	12,981

	259,999		265,174

		Shareholders’ equity
Permanent assets		Capital	359,868
Investments	62,055	Capital reserves	64,833
Property, plant and equipment	164,997	Profit reserves	74,270
Deferred charges	3,484	Accumulated losses	(158)

	230,536		498,813

Total assets	801,821	Total liabilities and shareholders’ equity	801,821

Income Statement

Net revenues	92,297

Cost of goods sold	(89,592)
Gross profit	2,705

Operating expenses, net	(1,837)

Operating profit before interests and financial results	868

Financial results	(3,672)
Equity in income of subsidiaries and associated companies	76
Non-operating results	(8)

Loss before income and social contribution taxes	(2,736)

Deferred income and social contribution taxes, net	930

Loss for the period	(1,806)

To provide the market with more information, the Company presents its Statement of Cash Flows as supplementary information to the Quarterly Financial Information.

3 Significant Accounting Practices

(a) Use of estimates

In the preparation of the Quarterly Financial Information in accordance with accounting practices adopted in Brazil, management is required to use judgment to determine and record accounting estimates. Significant assets and liabilities subject to such estimates and assumptions include the residual value of property, plant and equipment, provision for doubtful accounts, inventories and deferred income tax, provision for contingencies, valuation of derivative instruments and liabilities associated with employee benefits. The settlement of transactions involving such estimates may give rise to amounts that are different from estimated ones, due to inaccuracies inherent in the determination process. The Company reviews its estimates and assumptions at least on a quarterly basis.

(b) Determination of net income

Net income is determined on the accrual basis of accounting.

Sales revenues are recognized when the risk and product title are transferred to customers. This transfer occurs when the product is delivered to customers or carriers, depending on the type of sales.

The provisions for income tax and Value-Added Tax on Sales and Services (ICMS) are recorded gross of the tax incentive portions, with the amounts related to tax exemption and reduction recorded in a capital reserve, while the ICMS amounts are taken to income.

In accordance with the requirements of CVM Deliberation 273 and Instruction 371, the deferred income tax is stated at probable realizable value, expected to occur as described in Note 17(b).

Monetary assets and liabilities denominated in foreign currencies were converted at the exchange rate ruling on the balance sheet date, and differences arising from currency conversion were taken to income for the year under “Financial income” and “Financial expenses”, respectively.

The Company has recognized in financial results for the period the market value of derivative contracts relating to cash flows and liabilities indexed to foreign currency or international interest rates.

Net income per share is calculated based on the number of outstanding shares at the end of the each quarter.

(c) Current assets and long-term receivables

Cash and cash equivalents comprise primarily cash deposits and marketable securities or investments with immediate liquidity or maturing within 90 days (Note 4).

Marketable securities are valued at the lower of cost or market, including accrued income earned to the balance sheet date. Derivative instruments are valued at their adjusted fair values, based on market quotations for similar instruments against future exchange and interest rates.

The allowance for doubtful accounts is set up at an amount considered sufficient to cover estimated losses on the realization of the receivables, taking into account the Company's loss experience. For a better calculation of the doubtful accounts the Company analyzes, on a monthly basis, the amounts and characteristics of trade accounts receivable.

Inventories are stated at average purchase or production cost, which is lower than replacement cost or realization value. Finished products include freight expenses to the sale place. Imports in transit are stated at the accumulated cost of each import. Inventories of consumable materials (“Warehouse”) are classified in current assets or long-term receivables, considering their history of consumption.

Deferred income tax is recognized upon favorable scenarios for its realization. Periodically, the amounts recorded are revalued in accordance with CVM Deliberation 273/98 and CVM Instruction 371/02.

Deposits in court are stated net of the related contingent liabilities, pursuant to CVM Deliberation 489/05.

Other assets are shown at realizable values, including, where applicable, accrued income and monetary variations, or at cost in the case of prepaid expenses.

(d) Permanent assets

These assets are stated at cost, considering the following:

• investments in subsidiaries, jointly-controlled entities and associated companies are accounted for on the equity method, plus unamortized goodwill/negative goodwill. Goodwill is calculated as the difference between the amount paid and the book value of net assets acquired. Goodwill is based on the expected future profitability of the investees and appreciation of the assets, and is amortized over a period of up to 10 years. Goodwill in merged companies is transferred to property, plant and equipment and deferred charges, when based on asset appreciation and future profitability of the investees, respectively. Other investments are carried at the cost of acquisition.

• interests in foreign subsidiaries are accounted for on the equity method and foreign exchange variance on assets is recorded in a separate account under operating profits. Balance sheet and income statement accounts are converted into Brazilian currency at the exchange rates ruling as of the closing date of the Quarterly Financial Information, according to CVM Deliberation 28/86.

• property, plant and equipment is shown at acquisition or construction cost and, as from 1997, includes capitalized interest incurred during the construction period. Capitalized interest is added to assets and depreciated as from the date they become operational.

• depreciation of property, plant and equipment is recorded on the straight-line basis at the rates mentioned in Note 12.

• amortization of deferred charges is recorded over a period of up to ten years, as from the time benefits begin to accrue.

• As from January 2006, in accordance with CVM/SNC/SEP Circular-Letter 01/2006 the Company records all programmed maintenance shutdown expenses in property, plant and equipment, as “Machinery, equipment and facilities”. Such stoppages occur at scheduled periods at intervals from two to six years and the related expenses are amortized until the beginning of the next maintenance shutdown (Note 12).

(e) Current and long-term liabilities

These are stated at known or estimated amounts, including accrued charges and monetary and exchange adjustments, as applicable.

The provision for loss in subsidiaries is recorded based on the net unsecured liabilities (excess of liabilities over assets) of these companies, and is recorded as a long-term liability against the equity results.

Defined benefit pension plans are accounted for based on the calculations made by independent actuaries, which in turn are based on assumptions provided by the Company.

A provision is recognized in the balance sheet when the Company has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are recorded considering the best estimates of the risk specific to the liability.

(f) Deferred income

Deferred income includes negative goodwill of merged or consolidated companies, supported by the expected future profitability.

(g) Consolidated financial statements

The consolidated Quarterly Financial Information was prepared in accordance with the consolidation principles set forth in the Brazilian corporate law and supplementary provisions of CVM and include the financial statements of the Company and its subsidiaries and jointly-controlled entities, and Special Purpose Entities (Entidades de Propósito Específico - “EPEs”) in which the Company has direct or indirect share control, as shown below:

			Interest in total
			capital - %

		Head office
		(country)	Jun/07	Mar/07

Subsidiaries
Braskem Argentina S.R.L. (“Braskem Argentina”)	(i)	Argentina	98.00	98.00
Braskem America Inc. (“Braskem America”)		USA	100.00	100.00
Braskem Distribuidora Ltda. (“Braskem Distribuidora”) and its subsidiaries		Brazil	100.00	100.00
Braskem Europa		Holland	100.00	100.00
Braskem Incorporated Limited (“Braskem Inc”)		Cayman Islands	100.00	100.00
Braskem Participações S.A. (“Braskem Participações”)		Brazil	100.00	100.00
CINAL		Brazil	100.00	100.00
CPP - Companhia Petroquímica Paulista ("CPP")		Brazil	79.70	79.70
Politeno and its subsidiaries	(ii)	Brazil		96.16
Politeno Empreendimentos Ltda. (“Politeno Empreendimentos”)		Brazil	100.00	100.00
Tegal	(vii)	Brazil	100.00	95.83
Copesul and its subsidiary	(viii)	Brazil	29.46
Ipiranga Química and its subsidiaries	(vi)	Brazil	13.40

Jointly-controlled entities
CETREL S.A. - Empresa de Proteção Ambiental ("CETREL")	(iii)	Brazil	49.03	49.03
Copesul and its subsidiary		Brazil		29.46
Petroflex Indústria e Comércio S.A. (“Petroflex”)		Brazil	20.12	20.12
Petroquímica Paulínia S.A. (“Petroquímica Paulínia”)	(iv)	Brazil	60.00	60.00

Special Purpose Entities (“EPE’s”)	(v)
Fundo Parin		Guernsey	100.00	100.00
Sol-Fundo de Aplicação em Cotas de Fundos de Investimento (“FIQ Sol”)		Brazil	100.00	100.00

(i) Including the interest of the subsidiary Braskem Distribuidora, Braskem’s interest is equal to 100.00% .
(ii) Company merged on April 2, 2007 (Note 1(c)).
(iii) Including the interest of subsidiary CINAL, Braskem’s interest amounts to 53.61% . Jointly-controlled entity pursuant to the provisions of the by-laws.
(iv) Jointly-controlled entity pursuant to the provisions of the shareholders’ agreement
(v) Investments consolidated pursuant to CVM Instruction 408/04.
(vi) Investment consolidated pursuant to the terms of the purchase agreement of the Ipiranga Group (Note 1(c)).
(vii) Interest acquired in connection with the corporate restructuring (Note 1(c)).
(viii) Including the interest of subsidiary IPQ, Braskem’s interest equal 33.41%

In the consolidated Quarterly Financial Information, the intercompany investments and the equity pick-up, as well as the intercompany assets, liabilities, income, expenses and unrealized gains arising from transactions between consolidated companies, were eliminated.

Minority interest in the equity and in the results of subsidiaries has been segregated in the consolidated balance sheet and statement of operations for the consolidated years, respectively. Minority interest corresponds to the respective participations in the capital of CPP, Ipiranga Química and Copesul.

Goodwill not eliminated on consolidation is reclassified to a specific account in permanent assets which gave rise to it, in accordance with CVM Instruction 247/96. Negative goodwill is reclassified to “Deferred income".

Pursuant to paragraph 1, article 23 of CVM Normative Instruction CVM 247/96 and authorization by CVM Letter SNC 004/2007, the Company has not consolidated on a pro rata basis the financial statements of the jointly-controlled entities RPI and Companhia de Desenvolvimento Rio Verde - CODEVERDE. This subsidiary is at pre-operating stage. Its information does not show significant changes and does not lead to distortions in the Company consolidated Quarterly Financial Information.

The summarized, adjusted financial statements of these subsidiaries are as follows:

(i) CODEVERDE

Balance Sheet	May/07(*)	Mar/07

Assets
Current assets	293	205
Non-current assets
Long-term receivables	102	102
Permanent assets	45,819	45,647

Total assets	46,214	45,954

Libilities and shareholders’ equity
Current liabilities	110	102
Long-term iabilities	2,217	1,965
Shareholders’ equity	43,887	43,887

Total liabilities and shareholders’ equity	46,214	45,954

(*) The financial statements as of June 2007 are not available.

(ii) RPI

Balance sheet	Jun/07

Assets
Current assets	15,062
Non-current assets
Long-term receivables	336
Permanent assets	3,620

Total assets	19,018

Liabilities and shareholders’ equity
Current liabilities	15.184
Long-term liabilities	6,338
Shareholders’ equity	(2,504)

Total liabilities and shareholders’ equity	19,018

                                    Income Statement

Jun/07

Net revenues	20,452
Cost of goods sold	(19,205)

Gross profit	1,247

Operating expenses, net	(946)

Operating profit before interest and financial results	301

Financial results	(15)
Non-operating results	38

Income before income and social contribution taxes	324

Deferred income and social contribution taxes, net	185

Net income for the period	509

For a better presentation of the consolidated Quarterly Financial Information, the cross-holding between the Company and the subsidiaries Braskem Participações and Politeno as of March 31, 2007 was reclassified as “Treasury share”. Total shares hold by the subsidiaries, as well as their shareholding in the Company’s total capital are stated below:

	Braskem	Politeno (merged
	Participações	company) (*)

Common shares	580,331
Class A preferred capital shares	290,165	2,186,133
Interest in total capital	0.24%	0.60%
(*) interest as of March 31, 2007

The reconciliation between the parent company and consolidated shareholders’ equity and the net income for the period is as follows:

				Net income
	Shareholders’ equity		for the period

	Jun/07	Mar/07	Jun/07	Jun/06

Parent company	5,927,096	4,567,204	378,657	62,103
Cross holding classified as treasury shares (Note 20(c))	(13,110)	(60,999)
Exclusion of profits in inventories	(4,998)	(10,262)	6,001	2,999
Exclusion of the gain on the sale of investment between
related parties	(38,476)	(38,476)
Exclusion of results of financial transactions between
related parties	(11,558)	(12,303)	1,268	1,058
Reversal of amortization of goodwill on the sale of
investments between related parties	20,268	19,236	2,061	2,061
Exclusion of the gain on assignment of right of use to
associated company	(34,942)	(34,942)

Consolidated	5,844,280	4,429,458	387,987	68,221

4 Cash and Cash Equivalents

	Jun/07	Mar/07

Cash and banks	155,151	337,499
Financial investments
Domestic	334,796	677,326
Abroad	513,860	449,963

	1,003,807	1,464,788

The domestic investments are mainly represented by quotas of a Braskem exclusive fund, which, in turn, holds quotas of domestic investment funds, such as fixed income investment funds, multiportfolio funds, investment fund quotas in credit rights, and other fixed-income securities. The financial investments abroad mainly consist of sovereign fixed income instruments or instruments issued by first-tier financial institutions with high marketability.

The Company maintains cash and cash equivalents sufficient to cover: (i) its working capital needs; (ii) investments anticipated in the business plan; and (iii) adverse conditions that may reduce the available funds.

Such funds are allocated in order to: (i) have a return compatible with the maximum volatility determined by the investment and risk policy; (ii) obtain a high spread of the consolidated portfolio; (iii) avoid the credit risk arising from the concentration in a few securities; and (iv) follow the market interest rate changes both in Brazil and abroad.

5 Marketable Securities

	Remuneration	Jun/07	Mar/07

Current assets
Investment fund	LIBOR – 0.15% p.a.	208,595	522,714

		208,595	522,714

Long-term receivables
Investment fund	LIBOR – 0.10% p.a.	288,930	-
Debentures with share in profit		6,826	6,826
Other	US$ + LIBOR (5.39% p.a.)	9,029	9,611

		304,785	16,437

		513,380	539,151

Braskem is the only quotaholder of the investment fund recorded in current assets and non-current assets. The portfolio comprises time deposits at Credit Suisse First Boston Bank (“CSFB”).

6 Trade Accounts Receivable

	Jun/07	Mar/07

Customers
Domestic market	1,042,344	747,599
Foreign market	500,550	502,975
Discounted trade bills	(143,234)	(101,015)
Allowance for doubtful accounts	(162,610)	(117,346)

	1,237,050	1,032,213
Long-term receivables	(41,324)	(45,625)

Current assets	1,195,726	986,588

The Company adopts an additional policy for realizing domestic trade accounts, by selling its receivables to investment funds with credit rights.

The Company carried out a trade bill discount transaction with a financial institution, undertaking to reimburse it in the event of delinquency of the customers.

Changes in the allowance for doubtful accounts are as follows:

	Jun/07	Jun/06

At January 1	103,474	72,945
Additions classified as selling expenses	38,680	47,795
Addition through merger of Politeno	51,877
Recovery of credits provided for	(31,421)	(36,997)

At the end of the period	162,610	83,743

7 Inventories

	Jun/07	Mar/07

Finished products and work-in-process	853,434	861,929
Raw materials, production inputs and packaging	272,873	253,084
Warehouse (*)	322,022	296,613
Advances to suppliers	44,479	49,213
Imports in transit and other	50,468	38,912
Provision for adjustment to realization value	(14,827)	(14,827)

	1,528,449	1,484,924
Non-current assets (*)	(24,731)	(22,780)

Current assets	1,503,718	1,462,144

(*)Based on its turnover, part of the maintenance materials inventory was reclassified to non-current assets.

Advances to suppliers and expenditures for imports in transit mainly relate to the acquisition of petrochemical naphtha, which is the main raw material of the Company.

8 Related Parties

	Balance Sheet

	Jun/07	Mar/07

Current assets

Cash and cash equivalents
Special Purpose Entity
FIQ Sol	287,371	407,124

Marketable securities
Special Purpose Entity
Fundo Parin	208,595	522,714

Accounts receivable – Current assets
Subsidiaries and jointly-controlled entities
Braskem America	26,478	26,867
Braskem Argentina	4,888	3,038
Braskem Distribuidora	3,748	-
Braskem Europa	44,341	7,130
Braskem Inc.	7,817	17,418
Cayman	12	12
CINAL	1,534	1,153
Copesul	7,914	3,207
Lantana	12,467	12,798
Politeno		25,138
Ipiranga Química	1,890	-
IPQ	49	-
CETREL	41	27
Petroquímica Paulínia	4,622	-
Petroflex	5,710	10,568
Associated company
Borealis Brasil S.A. (“Borealis”)	259	3,057
Related parties
Petrobras	43,022	44,599
Petrobras Distribuidora S.A.	1,775	1,797
Other	709	4,830

	167,276	161,639

Dividends receivable
Related parties
Borealis	2,000	2,000

	2,000	2,000

Long-term receivables

Marketable securities
Special Purpose Entity
Fundo Parin	288,930	-

Related parties
Subsidiaries and jointly-controlled entities
Braskem Distribuidora	133	130
Cayman	50	52
CINAL	1,300	1,264
Politeno		248,892
Tegal (AFAC)	2,446	2,420
CETREL (AFAC)	135	135
Related parties
Petrobras	40,521	39,680
Other	1,972	1,918

	46,557	294,491

Related Parties (continued)

	Balance Sheet

	Jun/07	Mar/07

Current liabilities

Suppliers
Subsidiaries and jointly-controlled entities
Braskem Argentina	3,324	3,368
Tegal	323	139
Copesul	255,580	625,436
IPQ	2,244
CETREL	206	47
Related parties
Construtora Norberto Odebrecht (“CNO”)	4,755	11,310
Petrobras	398,338	700,822
Petrobras Distribuidora	6,251	11,476

	671,021	1,352,598

Debentures
Related parties
Odebrecht (ii)		1,162,037

Long-term liabilities

Related parties
Subsidiaries
Braskem Importação	1,435	1,402
Braskem Participações	5,287	5,411
Politeno	12,421	2,130
Tegal	3,933	2,874

	23,076	11,817

(ii) Debentures issued by Braskem, transferred to AFAC (Note 15).

Related Parties (continued)

	Income Statement

	Jun/07	Jun/06

Transactions

Product sales
Subsidiaries and jointly-controlled entities
Braskem America	23,370	4,665
Braskem Argentina	5,183	-
Braskem Distribuidora	3,748	-
Braskem Europa	51,869	-
Braskem Inc.	25,461	20,130
Cayman	-	9,208
CINAL	118	-
IPQ	2,661	-
Ipiranga Química	2,916	-
Lantana	35,847	87,395
Politeno	295,367	518,806
Polialden		136,983
CETREL	147	702
Copesul	1,253	2,283
Petroflex	220,271	215,825
Associated company
Borealis	20,891	60,213
Related parties
Petrobras	42,562	-
Petrobras Distribuidora	6,987	-
Other	13,730	-

	752,381	1,056,210

Raw materials, services and utilities purchases
Subsidiaries and jointly-controlled entities
CINAL	5,250	23,205
Politeno	11,977	-
Tegal	10,002	8,325
Copesul	1,350,131	1,318,664
CETREL	9,868	12,154
Related parties
CNO	26,917	61,193
Petrobras	926,365	1,271,500
Petrobras Distribuidora	77,965	133,744

	2,418,475	2,828,785

Financial income
Subsidiaries
Braskem America	(2,781)	-
Braskem Argentina	(288)	-
Braskem Distribuidora	8	1
Braskem Europa	(1,255)	-
Braskem Inc	(1,649)	-
Cayman	(4)	3
Cinal	114	-
Copesul		7,551
Lantana	(935)	-
Politeno	6,692	-
Tegal	105	33
Related parties
Petrobras	1,653	1,859
Other		112

	1,660	9,559

Financial expenses
Subsidiary companies
Braskem Argentina	(330)	-
Braskem Importação	81	93
Braskem Inc	(725)	-
Braskem Participações	316	175
Copesul	436	-
Politeno Empreendimentos	406	-
Tegal	48	13
Related parties
Petrobras	26,452	-
Petrobras Distribuidora	2,770	-
Odebrecht	63,786	66,646

	93,240	66,927

“Trade accounts receivable” and “Accounts payable to Suppliers” include the balances resulting from transactions with related parties, arising mainly from the following sales and purchases of goods and services:

Sales of Braskem:

Company	Products/inputs

Borealis / Cayman / Lantana / Braskem
America/Braskem Europa/ Braskem	Thermoplastic resins
Argentina
Braskem Inc.	Basic petrochemicals
Polialden / Politeno	Ethylene and utilities
Petroflex	Butadiene
Petrobras	Gasoline
Ipiranga Química / IPQ	Basic petrochemicals/Thermoplastic resins

Purchases of Braskem:

Company	Products/inputs/services

CINAL / Cetrel	Utilities, treatment and incineration of waste
Copesul	Ethylene, propane and utilities
Petrobras	Naphtha
Petrobras Distribuidora	Fuel
CNO	Construction and maintenance services
Tegal	Gas storage services

These transactions are carried out at normal market prices and conditions, considering (i) for purchase and sale of ethylene, international market prices, and (ii) for purchases of naphtha from Petrobras, the European market prices. Until June 30, 2007, the Company also imported naphtha at a volume equal to 26,2% of its consumption.

The related parties balance includes current account balances with group companies, remunerated at 100% of CDI. The current accounts are used by the Company and its direct and indirect subsidiaries to centralize available cash in a central pool for settlement of their obligations. The Company and its direct and indirect subsidiaries current-account holders in this pool.

9 Taxes Recoverable

	Jun/07	Mar/07

Excise tax (IPI)	47,606	63,592
Value-added Tax on Sales and Services (ICMS)	898,444	668,511
Employees’ profit participation program (PIS) and Social
contribution on billings (Cofins)	61,656	76,513
Tax for social security financing (Finsocial)	2,023	10,363
PIS – Decrees-Law 2445 and 2449/88	55,194	55,194
Income and Social Contribution taxes	46,609	39,730
Withholding Tax on Net Income - ILL	1,623	1,606
Others	72,930	56,326

	1,186,085	971,835
Current assets	(282,079)	(287,619)

Long-term receivables	904,006	684.216

(a) IPI

In the 1st quarter of 2005, the Company used up its IPI credits from acquisition of raw materials taxed at a zero rate, when related to transactions involving the establishments of merged company OPP Química S.A. (OPP Química), located in the State of Rio Grande do Sul. This excise tax credit derived from a lawsuit filed by OPP Química in July 2000 for full adoption of the non-cumulative tax principle to said establishments.

On December 19, 2002, the Federal Supreme Court (STF) – based on its full-bench precedents on this matter – entertained an extraordinary appeal lodged by the National Treasury and affirmed the erstwhile decision rendered by the Regional Federal Court (TRF), 4th Circuit, thus recognizing OPP Química’s entitlement to the IPI tax credit on said acquisitions, covering the ten-year period prior to the filing date and accruing the SELIC benchmark rate until the date of actual use of such credits.

The STF determination was challenged by the National Treasury via special appeal known as agravo regimental, which is pending judgment by the 2nd Panel of STF. In this special appeal, the National Treasury is no longer challenging the company’s entitlement to the IPI tax credit from acquisition of raw materials taxed at a zero rate, but rather alleging some inaccuracies in the court determination as to non-taxed inputs and raw materials, the restatement of tax credits, and the respective calculation rate. According to the opinion of the Company’s legal advisors, all these aspects have already been settled in the STF and TRF court decisions favorably to OPP Química, or even in the STF full-bench precedents. For this reason, the special appeal referred to above poses no risk of changes in the Company’s entitlement to the tax credit, even though the STF itself is revisiting this matter in a similar lawsuit involving another taxpayer (this judgment is currently on hold.

In December 2002, OPP Química booked the related tax credit of R$ 1,030,125, which was offset by the Company with IPI itself and other federal tax debts.

On September 28, 2006, the Company was given four infraction notices (autos de infração) for use of those IPI tax credits at the Rio Grande do Sul establishments of merged company OPP Química. The Company presented administrative defenses against such infraction notices.

Two of these infraction notices were issued solely to avoid forfeiture of the tax authorities’ right to dispute the use of tax credits until ten years before the filing of a lawsuit by the Company. However, the Company’s use of tax credits is protected by the STF final and conclusive determination, which voids the content of said notices.

The other two infraction notices allege that there is no favorable court decision supporting the Company’s use of tax credits deriving from future acquisition of raw materials. However, those court rulings did warrant the Company’s ongoing entitlement to offset its tax credits. In the opinion of its legal advisors, the Company stands good chances of prevailing against these four infraction notices.

During the first semester of 2007, the Company was notified about administrative decisions rejecting approximately 200 applications for offsetting of these credits with taxes payable by other units. The Company disputed these rejections and, when necessary, brought suit in court to proceed with discussions at administrative level and to suspend the collection of disputed taxes.

The Company was also notified about infraction notices issued to collect supposed tax delinquencies originating from use of tax credits not recognized by the tax authorities, plus a fine (on the argument that the respective tax offsetting was not covered by the res judicata explained above). In its administrative defense, the Company will show that such infraction notices are groundless. In the opinion of its legal advisors, the Company stands good chances of prevailing against these infraction notices as well.

The amounts relating to these events come to approximately R$ 2,186,624 (updated to June 30, 2007 at the SELIC benchmark rate).

Similar lawsuits have also been filed by the Company's branches located in the States of São Paulo, Bahia and Alagoas (Note 16(ii)).

(b) ICMS

The Company has accrued ICMS tax credits during the latest fiscal years, basically on account of taxation rate differences between incoming and outgoing inputs and products; domestic outgoing products under incentive (subject to deferred taxation); and export sales.

The Company’s Management has given priority to a number of actions aimed at optimal use of such credits and, currently, no losses are expected from realization of those credits.Management’s actions comprise, among others:

• Obtaining from the Rio Grande do Sul state authorities an authorization for transfer of these credits to third parties, backed by Agreement TSC 036 of 2006 (published in the Official Gazette on October 19, 2006).

• Obtaining from the Bahia state authorities a greater reduction in the tax base of ICMS levied on imported petrochemical naphtha (from 40% to 60%), as per article 347, paragraphs 9 and 10 of the Bahia State ICMS Regulations (Decree 9681 of 2005).

• Increasing the ICMS tax base in connection with the sale of fuels to refiner (from 40% to 100%), as per article 347 of the Bahia State ICMS Regulations.

• Replacing the exports of co-products by domestic market transactions with identified clients.

• Starting feedstock imports under specific customs prerogatives, thus ensuring a lower generation of ICMS credits.

Based on the Company’s Management projection over the term for realization of those credits, which came to R$ 898,444 on June 30, 2007 (March 31, 2007 – R$ 668,511), the amount of R$ 770,688 (March 31, 2007 – R$ 538,012) was posted as noncurrent assets.

10 Deposits in court and Compulsory Loan – Long-term Receivables

	Jun/07	Mar/07

Deposits in court
Tax claims	52,776	17,365
Labor and other claims	28,475	26,991

Compulsory loan
Eletrobras	18,980	18,980

	100,231	63,336

11 Investments

(a) Information on investments

	Number of shares or quotas held (thousands)

					Interest in		Interest in
			Jun/07	Mar/07	total capital (%)		voting capital (%)

	Common shares	Pref. shares	Quotas	Total	Jun/07	Mar/07	Jun/07	Mar/07

Subsidiaries
Braskem America (i)	40		40	40	100.00	100.00	100.00	100.00
Braskem Argentina (i)		19,600	19,600	19,600	98.00	98.00	98.00	98.00
Braskem Inc.	40,095		40,095	40,095	100.00	100.00	100.00	100.00
Braskem Participações	6,500,000		6,500,000	6,500,000	100.00	100.00	100.00	100.00
Braskem Distribuidora		31,649	31,649	31,649	100.00	100.00	100.00	100.00
Braskem Europa (i)		500	500	500	100.00	100.00	100.00	100.00
CINAL	92,587		92,587	92,587	100.00	100.00	100.00	100.00
CPP	8,465		8,465	8,465	79.70	79.70	79.70	79.70
Politeno (i)				63,612,714		96.16		100.00
Tegal		24,164	24,164	23,157	100.00	95.83	100.00	95.83
Copesul	44,255		44,255		29.46		29.46
EDSP58 (i)	600		600		60.00		60.00
Politeno Empreendimentos		24	24		100,00		100,00

Jointly-controlled entities
CETREL	730		730	730	49.03	49.03	49.03	49.03
CODEVERDE	9,755		9,755	9,755	35.53	35.53	35.53	35.53
Copesul				44,255		29.46		29.46
Petroflex	4,759	2,321	7,080	7,080	20.12	20.12	20.14	20.14
Petroquímica Paulínia	67,582		67,582	67,582	60.00	60.00	60.00	60.00

Associated companies
Borealis	18,949		18,949	18,949	20.00	20.00	20.00	20.00
Rionil Compostos Vínilicos
Ltda.”Rionil”		3.061	3.061	3.061	33,33	33,33	33,33	33,33
Sansuy S.A. Ind. de Plásticos
“Sansuy”		271	271	271	20,00	20,00	20,00	20,00

Information of investments of
subsidiaries

Braskem Distribuidora
Braskem Argentina (i)		400	400	400	2.00	2.00	2.00	2.00
Braskem Importação		252,818	252,818	252,818	100.00	100.00	100.00	100.00
Cayman	900		900	900	100.00	100.00	100.00	100.00

Cayman
Lantana	5		5	5	100.00	100.00	100.00	100.00

Cinal
CETREL	68		68	68	4.58	4.58	4.58	4.58

Politeno
Politeno Empreendimentos				24		100.00		100.00

Politeno Empreendimentos
Santeno		2,966	2,966	2,966	100.00	100.00	100.00	100.00
(i) Number of shares or quotas expressed in units.

Information on investments (continued)

			Adjusted shareholders’
	Adjusted net income (loss)		equity (unsecured liabilities)
		for the quarter

	Jun/07	Jun/06	Jun/07	Mar/07

Subsidiaries
Braskem America	303	961	5,000	5,301
Braskem Argentina	(969)		997	1,310
Braskem Europa	787		1,912	1,293
Braskem Inc.	1,886	(9,508)	50,100	53,881
Braskem Participações	(413)	948	21,336	21,461
Braskem Distribuidora	1,350	(6,636)	101,282	94,616
CINAL	283	8,920	25,065	24,815
Copesul	336,574		1,634,734
CPP			10,621	10,621
Politeno (iii)	(169)	(11,221)		495,289
Politeno Empreendimentos	495		14,680
Tegal	(1,098)	(1,466)	13,045	14,327

Jointly-controlled entities
CETREL	8,306	8,792	118,624	115,819
CODEVERDE			43,887	43,887
Copesul		282,986		1,493,212
Petroflex	38,320	6,215	349,194	321,508
Petroquímica Paulínia			163,138	130,138

Associated companies
Borealis	4,428	9,574	112,319	109,398
Rionil	2	81	5,843	5,823
Sansuy	767	(4,791)	(24,594)	(25,177)

Information on investments of subsidiaries
Braskem Distribuidora
Braskem Argentina	(969)		997	1,310
Braskem Importação	429	77	955	560
Cayman	8,216	(2,590)	13,206	3,154
Cayman
Lantana	8,536	(1,109)	(90,505)	(196,513)
Overseas (ii)		(1,607)
Cinal
CETREL	8,306	8,792	118,624	115,819
Politeno (i)
Politeno Empreendimentos		785		14,149
Politeno Empreendimentos
Santeno	108	182	1,805	1,670
(ii) Company wound up in the first quarter of 2007.

Quotation of related parties listed on the São Paulo Stock Exchange:

			Quotation (R$)		Trading Unit

	Type	Code	Jun/07	Mar/07

Politeno	PNA	PLTO5	(iii)	9.90	1,000 shares
	PNB	PLTO6	(iii)	9.40	1,000 shares
Copesul	ON	CPSL3	36.73	36.25	1 share
Petroflex	ON	PEFX3	28.79	14.10	1 share
	PNA	PEFX5	15.40	13.35	1 share
(iii) Merged into Braskem on April 2, 2007.

(b) Investment activity in subsidiaries, jointly-controlled entities and associated companies

			Subsidiaries and jointly-controlled entities

					Jun/07

	Braskem	Braskem	Braskem	Braskem	Braskem
	Distribuidora	America	Inc.	Participações	Europa

At January 1	99,932	5,668	53,512	21,749	1,217
Addition through exchange/ purchase of shares/merger (i)
Addition through capital increase
Write-off through merger
Equity in income of subsidiaries and associated	1,350
companies		(151)	1,886	(413)	787
Recording of goodwill (negative goodwill)
Amortization of (goodwill) negative goodwill
Exchange variation on foreign investment		(517)	(5,298)		(92)
Transfer of goodwill on merger (ii)

At the end of the period	101,282	5,000	50,100	21,336	1,912

		Subsidiaries and jointly-controlled entities (continued)

					Jun/07

				Petroquímica
	CETREL	CINAL	Copesul	Paulínia	Petroflex

At January 1	65,534	16,051	541,812	78,082	61,117
Addition through exchange / purchase / merger (i)
Addition through capital increase				19,800
Write-off through merger
Equity in income of subsidiaries	4,073	283	86,603		7,709
Recording of goodwill (negative goodwill)
Amortization of (goodwill) negative goodwill	(781)		(16,137)
Exchange variation on foreign investment
Transfer of goodwill on merger (ii)
Tax incentives	412				816

At the end of the period	69,238	16,334	612,916	97,882	69,642

			Subsidiaries and jointly-controlled entities (continued)

					Jun/07	Mar/07

			Politeno
	Politeno (iii)	Tegal	Empr.	Other	Total	Total

At January 1	837,867	13,553		17,232	1,813,326	1,813,326
Addition through exchange / purchase / merger (i)		608	14,150	(3,015)	11,743
Addition through capital increase					19,800
Write-off through merger (i)	(478,286)				(478,286)
Equity in income of subsidiaries	(152)	(1,117)	530	(437)	100,951	59,171
Recording of goodwill (negative goodwill)	26,824	498		3,014	30,336	26,824
Amortization of (goodwill) negative goodwill	(15,187)	(498)		(509)	(33,112)	(23,648)
Exchange variation on foreign investment				(240)	(6,147)	(2,579)
Transfer of goodwill on merger (ii)	(371,066)				(371,066)
Tax incentives					1,866

At the end of the period		13,044	14,680	16,045	1,089,411	1,873,094

(i) Additions through merger arise mainly from the corporate restructuring described in Note 1(c).
(ii) Goodwill on the merger of Polialden was transferred from “Investments” to “Deferred charges”, pursuant to CVM Instruction 319/99.
(iii) Equity in the results includes the effect of the distribution of dividends for preference shares with incentives.

				Associated
				companies

			Jun/07	Mar/07

	Borealis	Rionil	Total	Total

At January 1	23,581	2,023	25,604	25,604
Equity in income of associated companies	883	(76)	807	216
Dividends	(2,000)		(2,000)	(2,000)

At the end of the period	22,464	1,947	24,411	23,820

Goodwil (negative goodwill) underlying the investments

						Jun/07	Mar/07

	Cetrel (i)	Cinal	Copesul (ii)	Politeno (ii)	Other	Total	Total

Cost of goodwill (negative
goodwill)	15,622		309,121	492,270	2,917	819,930	1,330,604
Goodwill on the acquisition of
shares (iii)				106,611	3,512	110,123	106,612
(-) Accumulated amortization	(4,544)		(166,484)	(227,815)	(3,924)	(402,767)	(566,649)
Negative goodwill value		(8,731)			(2,114)	(10,845)	(10,845)
Transfer through merger				(371,066)		(371,066)	(337,328)

Goodwill (negative goodwill), net	11,078	(8,731)	142,637		391	145,375	522,394

(i) Goodwill based on the appreciation of property, plant and equipment, and amortized up to 2015.
(ii) Goodwill based on future profitability, amortized up to 2011.
(iii) Estimated goodwill on Politeno shares purchased in April 2006 (Note 1(c)), the final price of which will be determined in November 2007.

In the consolidated Quarterly Financial Information, goodwill is stated in property, plant and equipment or deferred charges, while negative goodwill is stated in deferred income, in accordance with CVM Instruction 247/96.

(c) Information on the main investees with operating activities

Copesul

COPESUL is engaged in the manufacture, sale, import and export of chemical, petrochemical and fuel products and the production and supply of utilities, as well as providing various services used by the companies in the Triunfo Petrochemical Complex in the State of Rio Grande do Sul and management of logistic services related to its waterway and terrestrial terminals.

Polialden

Polialden, merged into the Company on May 31, 2006 (Note 1(c)), was engaged in the manufacture, processing, sale, import and export and any other activities related to the production or sale of high-density polyethylene and other chemical and petrochemical products. The main raw material for all of its products was ethylene, which was supplied by Braskem. Polialden operated an industrial plant in Camaçari – Bahia.

Politeno

Politeno, merged on April 2, 2007 (Note 1(c)), was engaged in the manufacture, processing, direct or indirect sale, consignment, export, import and transportation of polyethylene and by-products, as well as the participation in other companies. The main raw material for all of its products was ethylene, which was supplied by Braskem. Politeno operated an industrial plant in Camaçari - Bahia.

CETREL

The activities of CETREL are to supervise, coordinate, operate and monitor environmental protection systems; carry out research in the environmental control area and in the recycling of waste and other materials recoverable from industrial and urban emissions; monitor the levels of environmental pollution of air quality, water resources and other vital elements; perform environmental diagnostics; prepare and implement projects of environmental engineering solutions; develop and install environmental management systems and those relating to quality, laboratory analyses, training, environmental education and also specification, monitoring and intermediation in the acquisition of materials of environmental protection systems.

CINAL

Until July 2006, CINAL was engaged in the implementation of the Basic Industrial Nucleus of the Alagoas Chlorine chemical Complex and the production and sale of goods and several services, such as steam, industrial water, industrial waste treatment and incineration of organ chlorine waste for the companies located in the mentioned Industrial Nucleus. In July 2006, the assets associated with the production of steam, industrial water and other industrial inputs were spun-off and merged into the Company (Note1(c)).

Petroquímica Paulínia

On September 16, 2005, Braskem and Petroquisa formed Petroquímica Paulínia, which will be responsible for the implementation and operation of a new polypropylene unit under construction at Paulínia – São Paulo, using as raw material polymer-grade propylene supplied by Petrobras. Operations are scheduled to start by early 2008, using last-generation Braskem technology. Startup of this venture is scheduled for the first quarter of 2008.

(d) Advance for the acquisition of investments

As anticipated in Stage 1 of the acquisition of Ipiranga Group petrochemical assets, on April 18 2007, Braskem paid Ultra Group R$ 652,192, representing the first advance for the acquisition, by the Ultra Group as agent, of the petrochemical assets of the Ipiranga Group comprising Ipiranga Química S.A., Ipiranga Petroquímica S.A. and the latter’s interest in Copesul – Companhia Petroquímica do Sul indirectly held by the former controlling shareholders of the Ipiranga Group. As widely disclosed to the market, the process will be completed with four additional stages which will involve the advance of the remaining portions to the Ultra Group. In fact, in the final stage, Braskem will receive100% of the shares acquired by the Ultra Group in the condition of agent, thus settling the aggregate advances received. All stages of the process are expected to be completed until the beginning 2008.

Considering the specific aspects of this transaction, the amount of goodwill on the investment acquired will only be determined upon receipt of all shares, during the last stage. Shares acquired by the Ultra Group for itself during Stage 1 correspond to 13.4% of Ipiranga Química’s total capital. Although the amount disbursed by Braskem remains in an advance account, under Investments, the Company started to manage the petrochemical assets of the Ipiranga Group as provided for in the shareholders’ agreement among Braskem, Petrobras and the Ipiranga Group companies. Furthermore, Braskem recognized equity in the results of Ipiranga Química, in the amount of R$ 11,489, based on a 13.4% shareholding. As a contra entry to equity in the earnings, Braskem recorded expenses with realization of goodwill, which was estimated taking into account the relation among the amount advanced to the Ultra Group, the total anticipated transaction value, the percentage considered for equity accounting purposes – 13.4% - and the Company interests upon completion of the process, 60%.

12 Property, Plant and equipment and Intangible Assets

			Jun/07	Mar/07	Average

					annual
		Accumulated			depreciation
	Cost	Depreciation	Net	Net	rates (%)

Property, plant and equipment
Land	26,221		26,221	21,266
Buildings and improvements	975,365	(449,881)	525,484	503,663	2.6
Machinery, equipment and facilities	8,468,485	(4,032,962)	4,435,523	3,891,187	6.2
Mines and wells	27,634	(23,379)	4,255	4,425	10.6
Furniture and fixtures	58,813	(38,946)	19,867	9,945	10.0
Information technology equipment	82,056	(60,344)	21,712	16,422	20.0
Maintenance stoppages in progress	103,317		103,317	55,021
Projects in progress	967,683		967,683	1,321,171
Capitalized interest on projects in progress
	72,381		72,381	121,497
Other	156,935	(53,976)	102,959	89,674	11.8

	10,938,890	(4,659,488)	6,279,402	6,034,271

Intangible assets
Brands and patents	512	(505)	7	10	10.3
Technology	45,806	(34,145)	11,661	12,726	11.8
Rights of use	140,998	(31,126)	109,872	114,307	19.7

	187,316	(65,776)	121,540	127,043

	11,126,206	(4,725,264)	6,400,942	6,161,314

Changes in Property, plant and equipment and intangible assets

				Depreciation/
	Balance at	Additions/	Additions	depletion/	Balance at
	01/01/2007	transfers	through merger	provision	06/30/2007

Property, plant and equipment
Land	21,267		4,954		26,221
Buildings and improvements	507,467	12,311	16,730	(11,024)	525,484
Machinery, equipment and facilities	3,901,230	672,203	99,620	(237,530)	4,435,523
Mines and wells	4,625			(370)	4,255
Furniture and fixtures	9,279	9,634	1,839	(885)	19,867
Information technology equipment	13,405	9,454	1,622	(2,769)	21,712
Maintenance stoppages in progress	77,843	21,411	4,063		103,317
Projects in progress	1,271,773	(340,751)	36,662		967,684
Capitalized interest on projects in progress	104,566	(32,186)			72,380
Other	82,675	28,018	12	(7,746)	102,959

	5,994,130	380,094	165,502	(260,324)	6,279,402

Intangible assets
Brands and patents	12			(5)	7
Technology	13,758			(2,097)	11,661
Rights of use	115,355	6,261	1,290	(13,034)	109,872

	129,125	6,261	1,290	(15,136)	121,540

	6,123,255	386,355	166,792	(275,460)	6,400,942

Projects in progress relates mainly to projects for expansion of the industrial units capacities, operating improvements to increase the useful lives of machinery and equipment, excellence projects in maintenance and production, as well as programs in the areas of health, technology and security.

At June 30, 2007, property, plant and equipment includes the appreciation, in the form of goodwill arising from the merger of subsidiaries, in conformity with CVM Instruction 247/96, in the net amount of R$ 784,548 (March 31, 2007 - R$ 798,924).

As of January 2006, in accordance with CVM/SNC/SEP circular-Letter 1/2006, the Company records all programmed maintenance shutdown expenses in property, plant and equipment, as “Machinery, equipment and facilities”. Such expenses, which arise from the partial or full production stoppage, occur at scheduled periods at intervals from two to six years and are amortized in production cost until the beginning of the next maintenance shutdown.

Also because of the adoption of the above mentioned Circular-Letter, in the first quarter of 2006, the Company recorded additional depreciation of machinery and equipment in the amount of R$ 164,890. As this is a change in accounting criterion and depreciation in relation to years prior to 2006, this amount was recorded in Shareholders’ equity, in the Accumulated deficit line, as required by the Circular-Letter and article 186 of the Brazilian corporate law.

As a result of the discontinuance of the DMT production unit (Note 1 (b)) in June 2007, a provision was recorded for adjustment to market value of machinery, equipment and facilities pertaining to that plant. The provision amount of R$ 24,788 is stated in non-operating results.

13 Deferred Charges

			Jun/07	Mar/07	Average annual amortization rates (%)

		Accumulated
	Cost	depreciation	Net	Net

Organization and system implementation expenses	345,422	(234,502)	110,920	106,662	18.8
Expenditures for structured transactions	314,443	(194,839)	119,604	132,107	16.1
Goodwill on merged investments (i)	2,253,933	(992,925)	1,261,008	952,443	12.4
Research and development	59,798	(27,949)	31,849	33,332	10.0
Other	17,506	(7,052)	10,454	10,889	10.0

	2,991,102	(1,457,267)	1,533,835	1,235,433

(i) Goodwill on merger is based on future profitability and is being amortized in up to 10 years, according to appraisal reports issued by independent experts. The recording of this goodwill in deferred charges is in conformity with CVM Instruction 247/96.

Changes in Deferred Charges

	Balance at	Additions/	Additions		Balance at
	01/01/2007	Transfers	through merger	Amortization	06/30/2007

System implementation and
organization expenses	117,466	15,488	3,482	(25,516)	110,920
Expenditures for structured
transactions	144,609			(25,005)	119,604
Goodwill on merged investments	1,017,073	388,382		(144,447)	1,261,008
Research and development	34,816			(2,967)	31,849
Pre-operating expenses and other
items	11,323			(869)	10,454

	1,325,287	403,870	3,482	(198,804)	1,533,835

14 Loans and Financing

	Annual financial charges	Jun/07	Mar/07

Foreign currency
Eurobonds	Note 14(a)	2,007,027	2,142,517
Export prepayment	Note 14(b)	960,546	295,455
Medium - Term Notes	Note 14(c)	687,885	721,652
Raw material financing	YEN exchange variation + fixed interest of 6.37%	758	828
	US$ exchange variation + average interest of 6.70%	22,661	22,275
Permanent asset financing	US$ exchange variation + interest of 9.47		7,897
	US$ exchange variation + fixed interest of 7.14%	276	598
BNDES	Average fixed interest of 9.60% + post-fixed restatement
	(UMBNDES) (i)	34,309	38,487
Working capital	US$ exchange variation + average interest of 5.53%	399,130	168,895

Local currency
BNDES	Average fixed interest of 3.88% +TJLP	272,034	279,084
BNB	Fixed interest of 9.78%	156,298	122,168
FINEP	TJLP	71,766	75,464
Project financing (NEXI)	YEN exchange variation + interest of 0.95% above TIBOR	258,116	269,242

Total		4,870,806	4,144,562
Current liabilities		(252,064)	(667,046)

Long-term liabilities		4,618,742	3,477,516

(i) UMBNDES = BNDES monetary unit.

(a) Eurobonds

In April 2006, the Company completed the issue of US$ 200,000 thousand perpetual bonds. The bonds are redeemable at the option of the Company in 360 months, and quarterly as from 2011. Funds raised were used for working capital purposes and acquisition of Politeno shares.

In September 2006, the Company approved the issue of US$ 275.000 thousand Bonds, with a 8% coupon and maturity in ten years. Funds raised were used mainly for the partial repurchase of Medium-Term Notes (“MTN”) of the 3rd tranche (Note 14(c)).

In June 2007, the Company renegotiated the interest rate of bonds issued in June 1997, which went from 9.00% to 8.25% p.a., while maturity was postponed from 2007 to 2024.

Composition of transactions:

	Issue amount		Interest
Issue date	US$ thousand	Maturity	% p.a.	Jun/07	Mar/07

Jun/1997	150,000	Jun/2024	8.25	289,261	314,865
Jul/1997	250,000	Jun/2015	9.38	485,187	528,485
Jun/2005	150,000	None	9.75	290,093	308,798
Apr/2006	200,000	None	9.00	392,064	417,344
Sep/2006	275,000	Jan/2017	8.00	550,422	573,025

				2,007,027	2,142,517

(b) Export prepayment

In April 2007, the Company obtained a bridge-point of up to US$ 1.2 billion, intended to finance the acquisition of the petrochemical assets of the Ipiranga Group, as well as the future delisting of Copesul. Until June 30, 2007, US$ 330 million was drawn down under this line as prepayment of exports. The credit line has a two-year term and annual rates of 0.35% above Libor in the first and 0.55% in the second year.

In April 2007, aiming at restructuring its indebtedness, the Company settled in advance the prepayment agreement in the amount of US$ 200,000 thousand, with stated maturity in June 2009, by obtaining anew prepayment in the amount of US$ 150,000 thousand.

Composition of transactions:

	Initial amount
	US$	Settlement
Date	thousand	date	Charges (% p.a)	Jun/07	Mar/07

Jun/2004	200,000	Jun/2009	1.45 + 6-month LIBOR		261,535
Jan/2005	45,000	Jan/2008	1.55 + 3-month LIBOR	23,903	33,920
Apr/2007	150,000	Apr/2014	0.77 + 6-month LIBOR	293,140
Apr/2007	330,000	Ap/2009	0.35 + 3-month LIBOR	643,503

				960,546	295,455

(c) Medium-Term Notes ("MTN") program

To restructure its debt, in September 2006, the Company repurchased part of the notes of the 3rd tranche, in the amount of US$ 184,600 thousand, corresponding to 67% of the original issue. In addition to the principal, note holders were paid the amount relating to due and not yet due interest, brought to present value.

Composition of transactions:

	Amount US$ thousand	Issue date	Maturity	Interest p.a.	Jun/07	Mar/07
Issue

3rd tranche	275,000	Nov/2003	Nov/2008	12.50%	177,954	196,050
4th tranche	250,000	Jan/2004	Jan/2014	11.75%	509,931	525,602

					687,885	721,652

(d) FINEP, BNDES and BNB

These loans relate to various transactions aiming at increasing production capacity, as well as environmental programs, operating control centers, laboratory and waste treatment stations. Principal and charges are payable monthly up to June 2016.

In June 2005, a BNDES credit line was approved, in the amount of R$ 384,600, of which R$ 295,335 was released up to June 30, 2007.

In November 2006, a further BNDES credit line was approved in the amount of R$ 48,449, of which R$ 23,014 was released up to June 30, 2007.

(e) Project financing

In March and September 2005, the Company obtained loans in Japanese currency from Nippon Export and Investment Insurance ("NEXI"), in the amount of YEN 5,256,500 thousand -R$ 136,496, and YEN 6,628,200 thousand - R$ 141,529. The principal is payable in 11 installments as from March 2007, with final maturity in June 2012.

As part of its risk management policy (Note 22), the Company entered into a swap contract in the total amount of these loans, which, in effect, change the annual interest rate to 101.59% of CDI for the tranche drawn down in March, and 104.29% and 103.98% of CDI for the tranches drawn down in September 2005. The swap contract was signed with a leading foreign bank and its maturity, currencies, rates and amounts are perfectly matched to the financing contracts. The effect of this swap contract is recorded in financial results, under monetary variation of financing (Note 23).

(f) Repayment schedule and guarantees

Long-term loans mature as follows:

	Jun/07	Mar/07

2008	260,229	405,471
2009	804,858	215,555
2010	166,877	161,954
2011	130,993	125,873
2012 and thereafter	3,255,785	2,568,663

	4,618,742	3,477,516

For financing and debentures, the Company has given security as stated below:

		Total	Loan
	Maturity	guaranteed	amount	Guarantees

BNB	Jan/2016	156,298	156,298	Mortgage, machinery & equipment
BNDES	Jan/2012	306,343	306,343	Mortgage, machinery & equipment
NEXI	Mar/2012	169,686	258,116	Insurance premium
FINEP	Mar/2012	71,766	71,766	Mortgage and surety bond
Prepayments	Apr/2014	317,043	960,546	Mortgage and surety bond
Other institutions	Nov/2007 to			Surety / endorsement and
	Jun/2012	23,695	422,825	promissory notes

	Total	1,044,831	2,175,894

At June 30, 2007, the Company is the direct financing guarantor of the jointly-controlled entity Petroflex for R$ 10,578 (March 31, 2007 - R$ 8,296), corresponding to 40% of Petroflex’ debt with BNDES.

In December 2006, the Company, together with Petrobras Química S.A. – Petroquisa, entered into a supporting agreement with BNDES, under which Braskem and Petroquisa undertake to provide, in proportion to their respective interests in the capital of Petroquímica Paulínia, the required funds to meet any insufficiencies arising from delinquency on the part of this company. Accordingly, the Company may be required to make disbursements to Petroquímica Paulista of up to R$ 339,720, as capital contribution or loan. These amounts correspond to the maximum amount of potential future repayments (not discounted) that the Company may be required to make.

(g) Capitalized interest

As described in Note 3(d), the Company adopts the accounting practice of capitalizing interest on financing during the period of asset construction. The Company policy is to apply the weighted average financial charge rate on the debt to the balance of projects in progress. This amount is limited to the amount of charges incurred in the period.

During the second quarter of 2007, the average rate used was 7% p.a. and the amounts capitalized during the periods are stated below:

	Jun/07	Jun/06

Gross financial charges	29,010	89,542
(-) Capitalized interest	(26,252)	(19,682)

Net financial charges	2,758	69,860

15 Debentures

At a meeting held on August 2, 2006, the Board of Directors approved the 14th issue of 50,000 simple, unsecured debentures, not convertible into shares, in a single series, for a total of R$ 500,000. The debentures were subscribed and paid up on September 1st, 2006.

At a meeting held on November 29, 2006, the Board of Directors approved the cancellation of 1,500 debentures of the 12th issue, to mature in June 2009.

On June 4, 2007, the Company effectuated the early and full redemption of the outstanding debentures of its 12th public issue, for the debenture face amount, plus remuneration calculated pursuant to section 5.19 of the issue deed.

On June 18, 2006, the Company was notified by Odebrecht S.A. (“Odebrecht”), current company name of ODBPAR INV S.A., with respect to the exercise of Odebrecht’s right to convert into shares 100% of its 59,185 convertible, subordinated debentures, in accordance with the Private Instrument for the Private Issue of Convertible, Subordinated Debentures, upon termination of the agreement. As result of the exercise of the debenture conversion right, on July 31, 2007, in amount of R$ 1,104,135, the Company capital was increased by 77,496,595 shares, comprising 25,832,198 common and 51,664,397 preferred capital shares. To better state the impacts of the conversion, at June 30, 2007, the Company reclassified the debentures from Advance for future capital increase to Shareholders’ equity (Note 20(e)).

Composition of transactions:

	Unit
Issue	value	Maturity	Remuneration	Remuneration payment	Jun/07	Mar/07

1sr.(i)	R$ 10	Jul/2007	TJLP variation + interest	Upon maturity		1,162,037
			of 5% p.a.
12th.(ii)	R$ 100	Jun/2009	117.00% of CDI	Biannually as from Dec/2004		157,116
13th.(ii)	R$ 10	Jun/2010	104.10% of CDI	Biannually as from dec/2005	302,816	312,631
14th.(ii)	R$ 10	Sep/2011	103.50% of CDI	Biannually as from Mar/2007	520,561	505,427

					823,377	2,137,211

(i) Private issue of debentures convertible into shares.
(ii) Public issues of debentures not convertible into shares.

The debenture activity in the period is summarized as follows:

	Jun/07	Mar/07

At January 1	2,107,356	2,107,356
Financial charges	127,883	62,232
Conversion / redemption	(1,411,862)	(32,377)

At the end of the period	823,377	2,137,211
Current liabilities	(23,377)	(1,187,211)

Long-term liabilities	800,000	950,000

16 Taxes and Contributions Payable – Long-term Liabilities

		Jun/07	Mar /07

IPI credits offset
IPI – export credit	(i)	668,167	657,624
IPI – zero rate	(ii)	523,364	514,787
IPI – consumption materials and property, plant and
equipment		41,456	40,880

Other taxes and contributions payable
PIS /COFINS - Law 9718/98	(iii)	43,447	138,935
Education contribution, SAT and INSS		38,090	35,472
PAES-Law 10684	(iv)	33,319	34,958
Other		13,699	4,430

(-) Deposits in court		(70,137)	(128,872)

		1,291,405	1,298,214

The Company has brought suit in court against some changes in tax laws, and the updated amounts at dispute are duly accrued for. Therefore, there are no contingent assets involved.

(i) IPI Tax Credit on Exports (Crédito-prêmio)

The Company – by itself and through merged companies – challenges the term of effectiveness of the IPI tax credit (crédito-prêmio) introduced by Decree-law 491 of 1969 as an incentive to manufactured product exports. Lower courts have granted most lawsuits to that end, but such favorable decisions may still be appealed.

In June 2007, the Superior Court of Justice (STJ) resumed its judgment on the appeal lodged by another taxpayer seeking court recognition of its entitlement to use such tax benefit until present; however, the STJ turned down the prospective reach of its decision, thus upholding the expiration of such tax benefit in 1990.

Even so, this matter will be revisited by STJ when entertaining the ensuing motion for clarification and certainly by STF as regards the recognition of tax credits after 1990. After all, the alleged expiration in 1990 derives from application of Temporary Constitutional Provisions Act (ADCT) 41, and for this reason the STF precedents stating that the sectoral benefits prior to 1988 had expired in 1990 should not apply to this case, as exports are too far-reaching to qualify as a sectoral activity.

According to its legal advisors, the Company stands good chances of success in these suits.

(ii) IPI – zero rate

Merged companies OPP Química, Trikem and Polialden have filed lawsuits claiming IPI tax credits from the acquisition of raw materials and inputs that are exempt, non-taxed or taxed at a zero rate. Lower courts have granted most lawsuits to that end, but such favorable decisions may still be appealed.

In a decision rendered in February 2007 on a case unrelated to the Company, the STF found against the right to offset zero-rate IPI credits by a tight majority (6 to 5). In June 2007, the STF Full Bench ruled, by majority opinion, that prospective-only effects could not be given to an STF decision that later reversed an erstwhile taxpayer-friendly determination made by the STF Full Bench itself. This ruling is likely to impact upon the other cases underway at other instances (including the Company’s lawsuits).

Even though the Company still enjoys some favorable court decisions allowing it to use these tax credits, the liabilities offset with tax credits originating from the Alagoas and Bahia establishments will have to be paid when the underlying court decisions are reversed. It should be stressed that such amounts payable have been accrued for at R$523,364 (June 30, 2007), which will avoid an adverse impact on the Company’s results.

(iii) PIS/COFINS - Law 9718 of 1998

The Company – by itself and through merged companies – has brought a number of lawsuits to challenge the constitutionality of the changes in the PIS and COFINS tax bases deriving from Law 9718 of 1998.

In February 2006, court decisions favorable to the Company’s cases initiated in March 1999 became final and conclusive.

As the STF Full Bench had definitively ruled, in November 2005, that the increase in PIS and COFINS tax rates under said law was unconstitutional, this matter became res judicata favorably to the Company in several lawsuits. The positive impact on the Company’s results came to R$110,704 (Note 24), considering the amounts accrued for on June 30, 2007.

Some of these lawsuits also challenged the escalation of COFINS tax rates from 2% to 3%. In the opinion of its legal advisors, the Company stands remote chances in this specific regard. This fact, coupled with the recent unfavorable determination from the STF, led the Company to file for voluntary dismissal of this claim in most suits and settle the debt in cash on December 15, 2006.

(iv) Special Installment Program - PAES - Law 10684/03

In August 2003, merged company Trikem opted to file for voluntary dismissal of its lawsuit against the COFINS rate increase from 2% to 3% under Law 9718 of 1998, thus qualifying for the more favorable payment conditions under the PAES program instituted by Federal Law 10684 of 2003. The amount due is being paid in 120 monthly installments. The outstanding debt is R$ 39,874 at June 30, 2007, being R$ 6,555 in current liabilities and R$ 33,319 in noncurrent liabilities (March 31, 2007 - R$ 41,513, of which R$ 6,555 in current liabilities and R$ 34,958 in noncurrent liabilities).

Even though the Company had met all legal requirements and payments were being made as and when due, the National Treasury Attorney’s Office (PFN) disqualified the Company for PAES on two different occasions, and the Company obtained a court relief reinstating it to PAES in these two events. In reliance on the opinion of its legal advisors, Management believes that the Company’s eligibility for these installment payments will be upheld as originally requested.

17 Income and Social Contribution Taxes

(a) Current income tax

	Jun/07	Jun/06

Income before income tax	376,018	(23.733)

Adjustment to net income for the period
Permanent additions	10,908	17,355
Temporary additions	188,414	143,475
Permanent exclusions	(141,402)	(97,821)
Temporary exclusions	(240,845)	(108,839)

Taxable income before tax loss carryforward	193,093	(69,563)

Utilization of tax losses (30%)	(57,928)	-

Taxable income for the period	135,165	(69,563)

Income tax (15%) and surcharge (10%)	33,785	-
Other	(817)	89

Income tax expense for the period	32,968	89

Out of the income tax expense, R$ 27.534 (1st semester of 2006 – R$ 1,080) is entitled to income tax exemption/abatement benefits.

(b) Deferred income tax

(i) Composition of deferred income tax

In accordance with the provisions of CVM Deliberation 273/98, which approved the Institute of Independent Auditors of Brazil (IBRACON) standards on the accounting of income tax, supplemented by CVM Instruction 371/02, the Company has the following accounting balances of deferred income tax:

Composition of calculated deferred income tax:	Jun/07	Mar/07

Tax loss carryforward	581,270	618,093
Amortized goodwill on investment in merged companies	688,389	382,085
Temporarily non-deductible expenses	453,661	506,592

Potential calculation basis of deferred income tax	1,723,320	1,506,770

Potential deferred income tax (25%)	430,830	376,692

Unrecorded portion of deferred income tax	(3,140)	(3,270)

Deferred income tax – assets	427,690	373,422

Current assets	(36,725)	(19,573)

Long-term receivables	390,965	353,849

Activity:
Opening balance for the period	380,662	380,662
Politeno balance merged	11,716
Utilization of deferred income tax on tax losses	(16,895)	(7,689)
Addition of deferred income tax on amortized goodwill of merged company	85,757
Deferred income tax on amortized goodwill of merged companies	(13,814)	(4,763)
Deferred income tax on temporary provisions	(19,736)	5,212

Closing balance	427,690	373,422

Deferred income tax (liabilities) on accelerated depreciation:
Opening balance for the period	(7,935)	(7,935)
Realization of deferred income tax	294	147

Closing balance for the period	(7,641)	(7,788)

Deferred income tax in income statement	35,607	(7,093)

Deferred income tax assets arising from tax losses and timing differences are recorded taking into account analyses of future tax profits, supported by studies prepared based on internal and external assumptions and current macroeconomic and business scenarios approved by Company's management.

(ii) Estimated timing of the realization of deferred income tax assets

Deferred income tax assets recorded are limited to the amounts whose offsetting is supported by projections of taxable income, brought to present value, earned by the Company in up to 10 years, also taking into account the limit for offsetting tax losses of 30% of the net income for the year before income tax and tax exemption and reduction benefits.

Considering the price, foreign exchange, interest rate, market growth assumptions and other relevant variables, the Company prepared its business plan for the base date of December 31, 2006, anticipating the generation of future taxable income. The studies show that the income tax credit from tax losses, in the amount of R$ 145,318, will be fully utilized between 2009 and 2011, as follows:

2009	13,875
2010	47,100
2011	84,343

145,318

Deferred income tax credits on timing differences, mainly comprised of goodwill in the amount of R$ 168,957 and provisions in the amount of R$ 113,415, are justified by their full utilization due to the accounting realization of goodwill and provisions.

The realization of income tax credits on goodwill is anticipated as follows:

2007	18,363
2008	36,725
2009	37,277
2010	37,277
2011	28,375
2012 to 2014	8,631
2015 to 2017	2,309

168,957

The accounting for deferred income tax assets does not consider the portion of amortized goodwill on investments in merged companies, the realization term of which exceeds 10 years (R$ 12,559).

Concerning temporarily non-deductible expenses, deferred income tax was calculated on tax expenses which are currently being challenged in court and other operating expenses, as is the case of the excess provision for doubtful accounts.

As the taxable income basis is determined not only by the potential future profits, but also the existence of non-taxable revenues, non-deductible expenses, fiscal incentives and other variables, there is no immediate correlation between the Company's net income and the income tax results. Accordingly, the expectation of using fiscal credits should not be construed as an indication of the Company's future results.

(c) Social Contribution on Income (“CSL”)

In view of the discussions over the constitutionality of Law 7689 of 1988, the Company and its absorbed companies OPP Química, Trikem and Polialden filed civil lawsuits against payment of CSL. The resulting court decision favorable to these companies became final and conclusive.

However, the Federal Government filed a suit on the judgment (ação rescisória) challenging the decisions on the lawsuits filed by the Company, Trikem and Polialden, on the argument that – after the final decision favorable to those companies – the Full Bench of STF declared the constitutionality of this tax except for 1988. As the Federal Government did not file a suit on the judgment in the case of OPP Química, the first final and conclusive decision remained in force.

The suit on the judgment is pending the STJ and STF review of a number of appeals concerning this specific matter. Even though the suit on the judgment and tax payments are still on hold, the Federal Revenue Office has issued tax infraction notices against the Company and its absorbed companies, and administrative defenses have been filed against such notices.

Based on the opinion of its legal advisors, Management believes that the following is likely to occur: (i) the courts will eventually release the Company from paying this tax; and (ii) even if the suit on the judgment is held invalid, the effects of said judgment cannot retroact to the year of enactment of the law, the reason why the Company has created no provisions for this tax.

If retrospective collection is required by court order (contrary to the opinion of its legal advisors), the Company believes that the possibility of being imposed a fine is remote. Accordingly, the amount payable, restated for inflation and accruing Brazil’s SELIC benchmark rate, would be approximately R$769,000 (March 31, 2007 – R$754,000), net of fine.

18 Tax Incentives

(a) Corporate income tax

Until calendar year 2011, the Company is entitled to reduce by 75% the income tax on the profit arising from the sale of basic petrochemical products and utilities. The two polyethylene plants at Camaçari have the same right up to base years 2011 and 2012. The PVC plant at Camaçari will also have this right until base year 2013. The PVC plants in Alagoas and the PET plant at Camaçari are exempt from corporate income tax calculated on the results of their industrial operations until 2008.

Productions of caustic soda, chloride, ethylene dichloride and caprolactam enjoy the benefit of the 75% decrease in the income tax rate up to 2012.

At the end of each fiscal year, in the case of taxable profit resulting from the benefited operations, the income tax amount is recorded as expense for the year and credited to a capital reserve account, which can only be used to increase the capital or absorb losses.

Incentives determined for the semester ended June 30, 2007 amounted to R$ 27,534 (Note 20 (e)).

(b) Value-added tax - ICMS

The Company has ICMS tax incentives granted by the States of Rio Grande do Sul and Alagoas, through the Company Operation Fund - FUNDOPEM and State of Alagoas Integrated Development Program - PRODESIN, respectively. Such incentives are designed to foster the installation and expansion of industrial facilities in those States. The incentive is stated in income for the year, under “Other operating income”. The incentive determined for the semester ended June 30, 2007 was R$ 2,018 (March 31, 2007 - R$ 1,160).

19 Long-term Incentives

In September 2005, an incentive scheme called “Long-term Incentive” plan was approved by a Shareholders’ Meeting. Under the plan, which is not based on Company shares, certain employees nominated by management on an annual basis are entitled to purchase Company bonds called “Investment Units”. The plan goals include, among others, to foster the alignment of interests of Braskem employees and shareholders to create long-term value, promote the ownership sense, and drive the employees’ vision and commitment to long-term results.

Each year, the Board of Directors approves eligible participants, the number of investment units to be issued, the percentage of Company contribution in consideration of the acquisition by employees, as well the number of units offered per participant. A participant’s acceptance implies payment in cash of the amount assigned to him/her and the execution of a unit purchase agreement. Braskem then issues the related “Investment unit certificate”.

The Investment unit value is restated on an annual basis to reflect the average quotation of the Company’s class A preferred capital shares at the closing sessions on Bovespa in October and March. Participants do not become Company shareholders as a result of holding Investment units, which do not carry any rights or privileges, in particular voting and other political rights. Investment units are issued in the first semester of each year and, in addition to the variation in its face value, their yield is equal to dividends and/or interest on capital distributed by Braskem.

There are 3 types of Investment units:

  Units acquired by participants, called “Alfa”;
  Units received by participants as a bonus, called “Beta”; and
  Units received by participants as yield, called “Gama”.

Investment units (and related certificates) are issued on a strictly personal basis and can only be disposed of upon redemption by Braskem, under the following circumstances:

  As of the 5th year from the first acquisition date, participants may redeem at up 20% of their accumulated balance of Investment units;
  As of the 6th year, redemption is limited to 10% of the accumulated balance.

The composition and value of units at June 30, 2007 are as follows:

	Number	Value

Investment Units
Issued (Alfa units)	282,881	4,251
Granted as bonus (Beta units)	282,881	109

Total	565,762	4,360

20 Shareholders’ Equity

(a) Capital

At June 30, 2007, the Company’s subscribed and paid-up capital is R$ 3,527,429, divided into 123,978,672 common, 247,154,278 class A preferred, and 803,066 class B preferred capital shares, with no par value. At the same date, the Company’s authorized capital comprises 488,000,000 shares, of which 175,680,000 are common, 307,440,000 are class A preferred, and 4,880,000 are class B preferred capital shares.

The Extraordinary General Meeting held on May 31, 2006 approved the Company’s capital increase by R$ 105,304 as a result of the merger of subsidiary Polialden (Note 1(c)), through the issue of 7,878,725 class A preferred capital shares. On that same date, the conversion of 2,632,043 class A preferred capital shares into common shares, at the ratio of 1:1, was also approved.

The Extraordinary General Meeting held on April 2, 2007, approved the merger of Politeno (Note 1(c)). As a result, the Company’s capital was increased by R$ 19,157, through the issue of 1,533,670 class A preferred capital shares, to reach R$ 3,527,429. The conversion of 486,530 class A preferred into common shares was also approved.

(b) Rights attaching to shares

Preferred capital shares carry no voting rights, but qualify for a non-cumulative priority dividend at 6% per annum on their unit value, if profits are available for distribution. Only Class “A” preferred capital shares are on a par with common shares for entitlement to remaining profits; dividends are earmarked to common shares only after the priority dividend has been paid to preferred capital shares. Further, only Class “A” preferred capital shares rank equally with common shares in the distribution of shares resulting from capitalization of other reserves. Class “B” preferred capital shares are not convertible into common shares. However, after expiration of the non-convertibility period prescribed in special legislation, these shares may be converted into Class “A” preferred shares at any time, at a ratio of two Class “B” preferred capital shares to each Class “A” preferred capital share.

If the Company is wound up, Class “A” and “B” preferred capital shares are accorded priority treatment in repayment of capital.

Shareholders are entitled to a compulsory dividend at 25% of the net profits at year end, adjusted as per the Brazilian Corporation Law.

According to the Memorandums of Understanding for Execution of Shareholders Agreement, the Company is required to distribute dividends not lower than 50% of the yearend net profits, to the extent that the reserves necessary for its effective operation in the ordinary course of business are maintained at a sufficient level.

As agreed at the time of issuance of Medium-Term Notes (Note 14(c)), the payment of dividends or interest on equity is capped at twofold the minimum dividends accorded to preferred capital shares under the Company’s bylaws.

(c) Treasury shares

The Board of Directors meeting held on May 3, 2006 approved a Share Buyback Program. This program was closed on October 23, 2006 and was intended to acquire common and class A preferred capital shares to be held in treasury and subsequently sold and/or cancelled, with no reduction in capital. Under the program, the Company acquired 13,131,054 class A preferred capital shares at the average cost of R$ 13.88. The low and high quotations during this period were R$ 9.97 and R$ 15.89 per share, respectively.

In July 2006, the Company also acquired 765,079 class A preferred capital shares from dissenting Polialden shareholders.

Upon the merger of Politeno (Note 1(c)), the cross holding between the companies ceased to exist. The Company class A shares held by Politeno, amounting to 2,186,133, were added to treasury shares.

At June 30, 2007, shares held in treasury comprised 16,594,413 class A preferred capital shares, for a total value of R$ 244,456. The total value of these shares, based on the average quotation of Bovespa’s last session on June 30, 2007, is R$ 290,568.

(d) Appropriation of net income

The Ordinary General Meeting held on March 28, 2007 approved the appropriation of net income for 2006, amounting to R$ 77,753, as follows: (i) R$ 36,933 for payment of dividends to class A and B preferred capital shares, at the ratio of R$ 0.159017 per share; (ii) R$ 3,888 to the legal reserve; and (iii) R$ 36,933 to the profit retention reserve for expansion. Payment of dividends started April 9, 2007.

(e) Statement of changes in shareholders’ equity and Advance for future capital increase - AFAC

			Revenue reserves

							Total
		Capital	Legal	Retention for	Treasury	Retained	Shareholders’		Total
	Capital	reserves	reserve	expansion	shares	earnings	Equity (PL)	AFAC	PL & AFAC

January 1, 2007	3,.508,272	408,650	72,811	652,336	(194,555)		4,447,514		4,447,514

Tax incentives		27,534					27,534		27,534
Capital increase	19,157						19,157		19,157
Addition through merger					(49,901)		(49,901)		(49,901)
Net income for the period						378,657	378,657		378,657
AFAC								1,104,135	1,104,135

June 30, 2007	3,527,429	436,184	72,811	652,336	(244,456)	378,657	4,822,961	1,104,135	5,927,096

21 Contingencies

(a) Collective Bargaining Agreement – Section 4

The Petrochemical, Plastics, Chemicals and Related Industry Workers Union in the State of Bahia (SINDIQUÍMICA) and the Employers’ Association of the Petrochemical and Synthetic Resins Industries in the State of Bahia (SINPEQ) are disputing in court the validity of a wage and salary indexation clause contained in the collective bargaining agreement (convenção coletiva de trabalho), given the matter of public policy involved, namely, the adoption of an economic stabilization plan in 1990 that put a limit on wage adjustments. The Company ran plants in the region in 1990, and is a member of SINPEQ.

The employees’ labor union seeks retrospective adjustment of wages and salaries. In December 2002, the STF affirmed an erstwhile decision from the Superior Labor Court (TST), determining that economic policy legislation should prevail over collective bargaining agreements and, as such, no adjustment was due. SINDIQUÍMICA appealed this decision by means of a motion for clarification, which was rejected by unanimous opinion on May 31, 2005.

On October 24, 2005, SINDIQUÍMICA filed a plea known as embargos de divergência, which was recognized by the higher courts. This plea was forwarded to the General Prosecutor Office of the Republic, which rendered an opinion fully favorable to SINPEQ in November 2006. Judgment on this appeal started on June 28, 2007, but was adjourned as one of the judges asked for further access to the case docket.

In reliance on the opinion of its legal advisors, Management believes that the companies are likely to prevail in this suit and, as such, no amount was accrued for.

(b) Preferred capital shares with incentives

Some shareholders of Class “B” preferred capital shares issued by the Company under a tax incentive program claim that they are entitled to profit distribution on a par with the holders of common and Class “A” preferred capital shares.

Polialden faced an identical issue before CVM; on August 10, 2000, the CVM Board sided with the Polialden’s stance that “the dividends payable to preferred capital shares should range from 6% to 8% of the par value of such shares, or the equivalent to 25% of net profits at yearend, whichever is higher, as the company has done over the last 10 years. Such shares are not entitled to remaining profits, as the bylaws have clearly set the maximum dividends attaching to such shares".

Most court decisions already rendered in this regard have been favorable to the Company and its merged company Polialden. For this reason, most of the deposits in court posted by Polialden as security for preliminary injunctions entered favorably to some shareholders (in an amount corresponding to the shortfall asserted by those shareholders in connection with the dividends approved at the Annual Ordinary General Meetings of 2002 and 2004) have already been released to the Company; there is only one deposit in court securing the 2004 dividends asserted by one single shareholder, at the historical value of R$ 804.

The Company’s legal advisors believe that the chances of success in these cases are probable, having also relied on opinions from renowned jurists and on recent court and CVM rulings on this specific issue; for this reason, the Company has abided by the rules set out in its bylaws as to payment of dividends to preferred capital shares under incentive, limiting payments at 6% of their par value and capped at 25% of the compulsory dividends set forth in the Company’s bylaws.

(c) Offsetting of tax credits

From May through October 2000, merged companies OPP Química and Trikem offset their own federal tax debts with IPI tax credits (créditos-prêmio) assigned by an export trading company (“Assignor”). These offsetting procedures were recognized by the São Paulo tax officials (DERAT/SP) through offset supporting certificates (DCC’s) issued in response to an injunctive relief entered in a motion for writ of mandamus (“MS SP”). Assignor also filed a motion for writ of mandamus against the Rio de Janeiro tax officials (DERAT/RJ) (“MS RJ”) for recovery of IPI tax credits and their use for offsetting with third-party tax debts, among others. The MS SP was dismissed without prejudice, confirming the Rio de Janeiro administrative and jurisdictional authority to rule on Assignor’s tax credits.

In June 2005, DERAT/SP issued ordinances (portarias) canceling the DCC’s. Based on said ordinances, the Federal Revenue Office unit in Camaçari/BA sent collection letters to the Company. Notices of dispute were presented by the Company, but the administrative authorities declined to process them. As a result, past-due federal tax liabilities (dívida ativa) at R$ 276,620 were posted in December 2005 concerning the Company’s tax debts originating from purportedly undue offsetting procedures.

Both Assignor and the Company commenced a number of judicial and administrative proceedings to defend the lawfulness and validity of those offsetting procedures, and the legal counsels to both companies labeled the chances of success in those cases as probable, mostly in light of the indisputable certainty and validity of those credits as confirmed in a specific audit conducted by DERAT/RJ.

On October 3, 2005, the Federal Supreme Court (STF) held the MS RJ favorably to Assignor in a final and conclusive manner, confirming Assignor’s definite right to use the IPI tax credits from all its exports and their availability for offsetting with third-party debts. As a result, the legal advisors to Assignor and to the Company believe that the offsetting procedures carried out by the merged companies and duly recognized by DERAT/SP are confirmed, and for this reason they also hold that the tax liabilities being imputed to the Company are not due. Despite the final and conclusive decision in MS RJ, the legal advisors to Assignor and to the Company, in addition to a jurist when inquired of his opinion on this specific issue, feel that the tax liabilities purportedly related to offsetting procedures carried out by the merged companies have become time-barred and, as such, can no longer be claimed by the tax authorities.

In January 2006, the Company was ordered to post bond in aid of execution of the tax claim referred to above; this bond was tendered in the form of an insurance policy.

The Company’s legal advisors have labeled the chances of success in all claims listed above as probable; nevertheless, if the Company is eventually defeated in all those cases, it will be entitled to full recourse against Assignor concerning all amounts paid to the National Treasury, as per the assignment agreement executed in 2000.

(d) National Social Security Institute - INSS

The Company is a party to several social security disputes in the administrative and judicial spheres, amounting approximately R$ 266,129, (updated by the SELIC rate) at June 30, 2007. Out of these sums, the Company has made deposits in court at R$ 16,287.

In reliance on the legal advisors’ opinion that the Company stands good chances of success in these cases, Management believes that no sum is payable in connection with these notices and, as such, no amount was accrued for.

(e) Other court disputes involving the Company and its subsidiaries

The Company is defendant in civil lawsuits filed by the controlling person of a former caustic soda distributor and by a carrier that rendered services to the latter, amounting R$ 26,414 as of March 31 and June 30, 2007 (December 31, 2006 – R$ 25,826). Said plaintiffs seek redress of damages caused by the Company’s alleged non-fulfillment of the distributor agreement. In reliance on the opinion of legal advisors sponsoring the Company in these lawsuits, Management believes that the cases are likely to be rejected, and for this reason the respective sums have not been accrued for.

In the second quarter of 2005, the Chemical and Petrochemical Industry Workers Unions in Triunfo (RS) and Camaçari (BA) filed several lawsuits for recovery of unpaid overtime. The Company has presented its answers accordingly, and – in reliance on the legal advisors’ opinion – the Company’s Management does not expect to be defeated.

The Company acts as respondent in arbitration commenced by a shipping company and underway in the City of Rio de Janeiro. Recently, the arbitrators asked for a technical expert opinion on the subject matter and extent of the dispute, which was estimated at R$29,000. However, in reliance on the opinion of legal advisors sponsoring the Company’s interests in this arbitration, Management believes that the Company is likely to prevail, and for this reason no amounts were accrued for in this regard.

As of June 30, 2007, the Company figured as defendant in 1,216 suits for damages and labor claims (already including those mentioned above), amounting approximately R$ 266,000 (March

31, 2007 – R$202,300). According to the opinion of legal advisors, most of these suits are likely to be found for the Company. For the cases entailing a probable defeat, the Company has accrued for R$ 14,262.

22 Financial Instruments

(a) Risk management

Since the Company operates in the domestic and international markets, obtaining funds for its operations and investments, it is exposed to market risks mainly arising from changes in the foreign exchange and interest rates.

The Company’s policy to manage risks has been approved and reviewed by management. These rules prohibit speculative trading and selling short, and provide for the diversification of instruments and counterparties. Counterparties’ limits and creditworthiness are reassessed on a regular basis and set up in accordance with rules approved by management. Gains and losses on hedge transactions are taken to income on a monthly basis.

To cover the exposure to market risk, the Company utilizes various types of currency hedges, some involving the use of cash and others not. The most common types which use cash, as adopted by the Company, are financial applications abroad (Certificates of deposit, securities in U.S. dollars, foreign mutual funds, time deposits and overnight deposits) and put and call options. The types of currency hedge which do not involve the use of cash are swaps of foreign currency for CDI and forwards".

To hedge its exposure to exchange and interest risks arising from loan and financing agreements, the Company adopted the following methodology: hedging of the principal and interest falling due in the next 12 months in, at least (i) 60% of the debt linked to exports (trade finance), except for Advances on Exchange Contracts (“ACCs”) of up to six months and Advances on Export Contracts (“ACEs”); and (ii) 75% of the debt not linked to exports (non-trade finance”).

(b) Exposure to foreign exchange risks

The Company has long-term loans and financing to finance its operations, including cash flows and project financing. Part of the long-term loans is linked to the U.S. dollar (Note 14).

(c) Exposure to interest rate risks

The Company is exposed to interest rate risks on its debt. The debt in foreign currency, bearing floating interest rates, is mainly subject to LIBOR variation, while the domestic debt, bearing floating interest rates, is mainly subject to fluctuations in the Long-term Interest Rate (TJLP) and the Interbank Deposit Certificate (CDI) rate.

(d) Exposure to commodities risks

The Company is exposed to fluctuations in the price of several petrochemical commodities, especially its main raw material, naphtha. Since the Company seeks to transfer to its own selling prices the effect of price changes in its raw material, arising from changes in the naphtha international quotation, part of its sales may be carried out under fixed-price contracts or contracts stating maximum and/or minimum fluctuation ranges. Such contracts are commercial agreements or derivative contracts relating to future sales.

(e) Exposure to credit risk

The operations that subject the Company to concentration of credit risk are mainly bank accounts, financial investments and other accounts receivable, exposing Braskem to the risk of the financial institution involved. In order to manage the credit risk, the Company keeps its bank accounts and financial investments with large financial institutions.

In relation to customer credit risk, the Company protects itself by performing detailed analyses before granting credit and by obtaining real and personal guarantees, when necessary.

(f) Derivative instrument transactions

At June 30, and March 31, 2007, the Company had the following derivative contracts:

			Market value (i)

Description	Maturity	Notional	Jun/07	Mar/07

Real + CDI /Yen + Tibor (swap)	Mar/2012	R$ 136,000	(52,669)	(40,332)
Real + CDI / Yen + Tibor (swap)	Jun/2012	R$ 143,000	(35,762)	(29,837)
Non Deliverable Forward (NDF)	Jun/2007	US$ 49,747 thousand		(1,206)
Real + CDI / US$ (swap)	May/2007	US$ 100,000 thousand		(38,966)
(i) The market value represents the amount receivable (payable) in R$ thousand, should the transactions be settled on June 30 or March 31, 2007.

To determine the estimated market value of financial instruments, the Company uses transaction quotations or public information available in the financial market, as well as valuation methodologies generally accepted and utilized by counterparties. These estimates do not necessarily guarantee that such operations could be realized in the market at the indicated amounts. The use of different market information and/or valuation methodologies could have a significant effect on the estimated market value.

23 Financial Income (Expenses)

	Jun/07	Jun/06

Financial income
Interest income	57,449	68,302
Monetary variation of financial instruments, related parties and accounts receivable	30,960	5,682
Monetary variation of taxes recoverable	4,873	28,748
Gains on derivative transactions	14,146
Exchange variation on foreign currency assets	(196,106)	(130,567)
Other	2,167	16,317

	(86,511)	(11,518)

Financial expenses
Interest on financing and related parties	(190,878)	(150,437)
Monetary variation on financing and related parties	(125,959)	(106,907)
Monetary variation and interest on taxes and suppliers	(58,721)	(93,734)
Losses on derivative transactions	(10,426)	(17,777)
Expenses for vendor transactions	(51,054)	(45,395)
Discounts granted	(28,071)	(25,232)
Exchange variation on liabilities in foreign currency	539,781	302,466
Taxes and charges on financial transactions	(91,340)	(45,357)
Other	(30,428)	(96,605)

	(47,096)	(278,978)

Net financial result	(133,607)	(290,496)

24 Other Operating Income and Expenses

	Jun/07	Jun/06

Income (expenses)
Rental of facilities and assignment of right of use	13,146	12,720
Recovery of taxes (Note 16 (iii))	110,704	112,399
Proceeds of the sale of sundry materials	(11,365)	4,469
Recovery of costs and expenses	1,262	4,461
Other operating income/(expenses), net	(10,754)	(28,757)

	102,993	105,292

The recovery of taxes in the first quarter of 2006 mainly arises to favorable final decisions on PIS and COFINS lawsuits– Law 9718 of 1998 (Note 16(iii)).

25 Insurance Coverage

The Company has a broadly-based risk management program designed to provide cover and protection for all assets, as well as possible losses caused by production stoppages, through an "all risks" insurance policy. This policy establishes the amount for maximum probable damage, considered sufficient to cover possible losses, taking into account the nature of the Company’s activities and the advice of insurance consultants. At June 30, 2007, insurance coverage for inventories, property, plant and equipment, and loss of profits of the company is R$ 15,541,419 per claim, while the total of all insured assets is R$ 10,909,957. As the risk assumptions adopted, given their nature, are not within the scope of an audit of financial statements, they have been not reviewed by the Company independent auditors.

26 Shares traded Abroad - NYSE and LATIBEX

(a) American Depositary Receipts ("ADRs") program

The Company’s ADS’s are traded on the NYSE with the following characteristics:

• Type of shares: Class A preference
• Each ADS represents 2 shares, traded under the symbol “BAK”
• Foreign Depositary Bank: The Bank of New York (“BONY”) - New York branch
• Brazilian Custodian Bank: Banco Itaú S.A.

(b) LATIBEX

The Company's Class A preference shares are traded on LATIBEX, the market for Latin American Companies quoted in Euros at the Madrid Stock Exchange. The shares are traded under the symbol "XBRK" and the Brazilian Custodian Bank is Banco Itaú S.A. LATIBEX has adjusted and altered the process for quotation and trading to comply with the new standards adopted by Bovespa. Accordingly, as from May 16, 2005, the shares are traded in units.

27 Private Pension Plans

The actuarial obligations relating to the pension and retirement plans are accrued in conformity with the procedures established by CVM Deliberation 371/2000.

The incorporation of Braskem (Note 1 (c)) involved the integration of six sponsoring companies and three different pension plans managed by Fundação PETROBRAS de Seguridade Social - PETROS ("PETROS"), PREVINOR - Associação de Previdência Privada ("PREVINOR") and ODEPREV - Odebrecht Previdência ("ODEPREV"). In addition to sponsoring different private pension plans, the Company has approximately 800 employees who do not participate in company-sponsored pension plans, as no new benefits were granted to employees since the inception of the Company.

Management ceased to include new participants in the three plans in order to devise a single, legitimate solution for all participants, with a view to protecting the plan participants’ financial assets.

Experts engaged by the Company recommended that ODEPREV be the only supplementary pension plan entity sponsored by the Company. Furthermore, employees who do not participate in the PETROS and PREVINOR plans were offered the opportunity of joining the ODEPREV plan, retroactively to August 16, 2002.

In June 2005, the Company communicated to PETROS and PREVINOR its intended withdrawal as a sponsor effective June 30, 2005. With regard to PETROS, the calculation of mathematical reserves of participants was completed in November 2006 and submitted in that month to the Supplementary Pension Plan Secretary, a Social Security Ministry department in charge of regulating and inspecting private pension plans. The Company has a provision of R$ 40,493, which is considered sufficient to face any disbursements at the time the commitments of this plan are settled.

Regarding to PREVINOR, commitments to the plan participants were settled during the first semester of 2007, and s such the Company needs not make any new contributions.

Benefits to Petros retired employees and pensioners will continue to be paid on a regular basis up to completion of the process.

(a) ODEPREV

The Company has a defined-contribution plan for its employees. The plan is managed by ODEPREV - Odebrecht Previdência which was set up by Odebrecht S.A. as a closed private pension entity. ODEPREV offers its participants, employees of the sponsoring companies, the Optional Plan, a defined-contribution plan, under which monthly and sporadic participant contributions and annual and monthly sponsor contributions are accumulated and managed in individual retirement savings accounts.

The Board of Trustees of ODEPREV defines each year, in advance, in the funding plan, the parameters for contributions to be made by the participants and the sponsoring companies. With regard to the payment of benefits under the Optional Plan, the obligation of ODEPREV is limited to the total value of the quotas held by its participants and, to comply with the regulations for a defined-contribution plan, it will not be able to require any obligation or responsibility on the part of the sponsoring company to assure minimum levels of benefits to the participants who retire.

Up to June 30, 2007, the active participants in ODEPREV amounted 2,536 (March 31, 2007 – 2,512), and the Company’s and employees’ contributions in 2007 amounted R$ 3,129 (March 31, 2007 – R$ 1,237) and R$ 8,893 (March 31, 2007 – R$ 3,152), respectively.

28 Raw Material Purchase Commitments

The Company has contracts for consumption of electric energy for its industrial plants located in the States of Alagoas, Bahia and Rio Grande do Sul. The minimum commitment for consumption under these four-year contracts amounts to R$ 242,493.

The Company acquires from Copesul ethylene and propylene for its units at the Southern Petrochemical Complex, under a contract in force until 2014. The minimum annual purchase commitment corresponds to 268,200 metric tons of ethylene and 262,200 metric tons of propylene. Considering the prices ruling at June 30, 2007, this commitment corresponds to R$ 1,204,246 (not reviewed). If the Company does not acquire the minimum volume, it must pay 40% of the current price of the amount not purchased. Based on 40% of prices charged as of 30 June 30, 2007, the amount would be equal to R$ 481,698 (not reviewed).

Braskem purchases naphtha under contracts establishing a minimum annual purchase volume equal to R$ 2,762,736 (not reviewed), based on market prices as of June 30, 2007.

In April 2007, the Company entered into an agreement with Refinaria Alberto Pasqualini (“Refap”),located in Canoas – Rio Grande do Sul, for the initial supply of 70 thousand tons of propylene per year, with the possibility of exceeding 100 thousand tons per year. The agreement determines the initial supply of 5.8 tons of propylene per month. Up to June 30, no purchases were made under this agreement.

Supplementary Information

Statement of cash flows for the periods ended June 30, 2007 and 2006

		Parent
		company		Consolidated

	Jun/07	Jun/06	Jun/07	Jun/06

Net income for the semester	378,657	62,103	387,987	68,221
Adjustment to reconcile net income:
Depreciation, amortization and depletion	461,363	427,130	569,719	481,767
Amortization of goodwill (negative goodwill), net	39,582	14,354	44,792	12,409
Equity in income of subsidiaries and associated companies	(115,113)	(88,992)	(806)	85
Reversal (provision) for loss on investments		(6,469)
Tax incentives			(1,903)	(11,443)
Exchange variation on investments	6,147	(4,161)	6,701	218
Adjustment to realization value of investments (change in
criterion))				(356)
Gains (losses) on interest in investment and other	(83)	(2,401)	(2,120)	(13,503)
Gains (losses) on permanent assets disposal	209		7,168	(1,376)
Interest and monetary and exchange variations, net	(39,188)	169,729	(108,635)	158,732
Recognition of tax credits	(110,704)	(80,584)	(111,100)	(80,584)
Minority interests			138,409	742
Deferred income and social contribution taxes	(35,607)	(85,925)	(36,544)	(91,026)
Other	18,801	12,375	29,421	9,697

	604,064	417,159	923,089	533,583

Effect of mergers and acquisition of investments	5,643	147,699	222,674	8,751

Financial effects on cash	234,213	152,424	130,566	134,557

Cash generation before changes
in operating working capital	843,920	717,282	1,276,329	676,891

Changes in operating working capital
Marketable securities	399,383	(27,200)	366,642	(109,642)
Trade accounts receivable	(101,440)	(15,071)	263,272	(93,141)
Inventories	23,662	(59,994)	17,856	(90,880)
Taxes recoverable	90,451	(152,367)	68,077	(178,516)
Prepaid expenses	35,951	13,330	35,847	22,330
Dividends received	71,908	90,586	(1)	2,000
Other accounts receivable	12,909	(13,192)	(52,535)	(54,275)
Suppliers	(632,695)	9,776	(40,290)	(13,704)
Taxes and contributions	24,991	(39,467)	27,446	(46,314)
Tax incentives	27,534	3,750	29,446	15,293
Advances from customers	13,028	(23,528)	(156)	(23,958)
Other accounts payable	(100,278)	(254)	(48,181)	43,074

Generation of cash from operations before financial effects	709,324	503,651	1,943,752	149,158

Exclusion of financial effects on cash	(234,213)	(152.424)	(130,566)	(134.557)

Generation of accounting cash from operations	475,111	351.227	1,813,186	14.601

Cash flows (continued)

		Parent
		company		Consolidated

	Jun/07	Jun/06	Jun/07	Jun/06

Proceeds from the sale of permanent assets	806	44	819	44
Additions to investments	(687,440)	(242,365)	(785,288)	(236,635)
Additions to intangible assets			(87)	(12)
Additions to plant, property and equipment	(373,385)	(345,801)	(522,598)	(384,264)
Additions to deferred charges	(2,284)	(30,339)	(11,286)	(32,008)

Cash used for investments	(1,062,303)	(618,461)	(1,318,440)	(652,875)

Short-term debt, net
Funds obtained	155,305	1,084,877	1,615,731	1,598,339
Repayment	(737,753)	(1,419,017)	(3,360,580)	(2,025,077)
Long-term debt
Funds obtained	1,295,177	462,542	1,810,249	545,160
Repayment	(158,069)		(159,367)	(1,059)
Related parties
Funds obtained	12,003	117,514	251	1
Repayment	(64,991)	(144,834)	2,038	(1,618)
Dividends paid to shareholders and minority
interests	(36,602)	(322,752)	(29,771)	(342,382)
Capital increase				(117)
Repurchase of shares		(56,969)		(56,969)
Other	4		(55)	(2,581)

Generation (use) of cash in financing	465,074	(278,639)	(121,504)	(286,303)

Generation (use) of cash and cash equivalents	(122,118)	(545,873)	373,242	(924,577)

Represented by
Cash and cash equivalents, at the beginning of the semester	1,125,925	1,461,090	1,547,060	2,135,742
Cash and cash equivalents, at the end of the semester	1,003,807	915,217	1,920,302	1,211,165

Generation (use) of cash and cash equivalents	(122,118)	(545,873)	373,242	(924,577)

This statement was prepared in accordance with the criteria set forth in Accounting Standards and Procedures - NPC 20 - Statement of Cash Flows, issued by the Brazilian Institute of Independent Auditors - IBRACON.

The following transactions not impacting cash were excluded from the cash flow statements:

  Recognition of supplementary goodwill on Politeno (Note 1(c));
  Transfer of debentures convertible into shares to advance for future capital increase (Note 15).

* * *

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:August 21, 2007
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.